SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 10, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated May 10, 2016: Nokia Corporation Interim Report for Q1 2016

INTERIM REPORT May 10, 2016

Nokia Corporation Interim Report for Q1 2016

Non-IFRS financial results benefitted from expanded portfolio and continuation of solid execution

Nokia Corporation

Interim Report

May 10, 2016 at 08:00 (CET +1)

This is a summary of the Nokia Corporation interim report for first quarter 2016 published today. The complete interim report for first quarter 2016 with tables is available at http://nokia.com/financials. Investors should not rely on summaries of our interim reports only, but should review the complete interim reports with tables.

FINANCIAL HIGHLIGHTS

•                  Non-IFRS net sales in Q1 2016 of EUR 5.6 billion. In the year-ago quarter, non-IFRS net sales would have been EUR 6.1 billion on a comparable combined company basis.

•                  Non-IFRS diluted EPS in Q1 2016 of EUR 0.03. Q1 2016 reflected the acquisition of Alcatel-Lucent, which resulted in a higher share count, as well as higher non-IFRS tax expenses due to unfavorable changes in the regional profit mix. Note that Nokia’s Q1 2016 non-IFRS diluted EPS was reported as a combined company, whereas the Q1 2015 non-IFRS diluted EPS of EUR 0.05 was reported on a Nokia stand-alone basis.

•                  In Q1 2016, the net cash and other liquid assets of the combined company increased by EUR 471 million, to EUR 8.2 billion, compared to Nokia on a standalone basis at the end of Q4 2015, primarily due to the acquisition of Alcatel-Lucent, partially offset by cash outflows related to working capital.

Nokia’s Networks business

•                  8% year-on-year net sales decrease in Q1 2016. Our performance was primarily due to Ultra Broadband Networks, which declined 12% year-on-year and 27% sequentially, consistent with our outlook for a greater than normal seasonal decline in the wireless infrastructure market in Q1 2016. IP Networks and Applications grew on a year-on-year basis.

•                  Strong non-IFRS gross margin of 38.3% in Q1 2016 primarily due to improved product mix in Ultra Broadband Networks (led by Mobile Networks) and IP Networks and Applications (led by IP/Optical Networks), as well as efficiency gains.

•                  Non-IFRS operating margin of 6.5% in Q1 2016. The year-on-year increase of 2.8 percentage points was primarily due to the higher non-IFRS gross margin, as well as continued focus on execution excellence.

Nokia Technologies

•                  27% year-on-year net sales decrease in Q1 2016. Our performance was affected by the absence of the following three items which benefitted Q1 2015: non-recurring adjustments to accrued net sales from existing agreements, revenue share related to previously divested intellectual property rights (“IPR”), and IPR divestments. Excluding these three items, net sales increased year-on-year by approximately 10% due to higher intellectual property licensing income.

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First quarter 2016 results compared to combined company historicals. See note 1 to the financial statements for further details(1),(2)

		Combined company historicals(2)			Combined company historicals(2)	QoQ
EUR million	Q1’16	Q1’15	YoY change		Q4’15	change
Net sales — constant currency (non-IFRS)			(9)%			(27)%
Net sales (non-IFRS)	5 603	6 129	(9)%		7 719	(27)%
Nokia’s Networks business	5 181	5 662	(8)%		7 057	(27)%
Ultra Broadband Networks	3 729	4 227	(12)%		5 081	(27)%
IP Networks and Applications	1 452	1 435	1%		1 976	(27)%
Nokia Technologies	198	273	(27)%		413	(52)%
Group Common and Other	236	203	16%		254	(7)%
Gross profit (non-IFRS)	2 205	2 264	(3)%		3 272	(33)%
Gross margin % (non-IFRS)	39.4%	36.9%	250	bps	42.4%	(300	)bps
Operating profit (non-IFRS)	345	276	25%		1 279	(73)%
Nokia’s Networks business	337	209	61%		1 097	(69)%
Ultra Broadband Networks	234	168	39%		702	(67)%
IP Networks and Applications	103	42	145%		396	(74)%
Nokia Technologies	106	178	(40)%		311	(66)%
Group Common and Other	(99)	(111)			(129)
Operating margin % (non-IFRS)	6.2%	4.5%	170	bps	16.6%	(1 040	)bps

First quarter 2016 results compared to Nokia standalone historicals. See note 1 to the financial statements for further details(1),(3)

		Nokia standalone historicals(3)		Nokia standalone historicals(3)	QoQ
EUR million (except for EPS in EUR)	Q1’16	Q1’15	YoY change	Q4’15	change
Profit (non-IFRS)	139	184	(24)%	575	(76)%
(Loss)/profit	(613)	169		499
EPS, diluted (non-IFRS)	0.03	0.05	(40)%	0.15	(80)%
EPS, diluted	(0.09)	0.05		0.13
Net cash and other liquid assets	8 246	4 672	76%	7 775	6%

(1) Results are as reported unless otherwise specified. The results information in this report is unaudited. Non-IFRS results exclude costs related to the Alcatel-Lucent transaction, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring related costs, and certain other items that may not be indicative of Nokia’s underlying business performance. For Q1 2016 details, please refer to the year to date discussion in the complete interim report and note 2, “Non-IFRS to reported reconciliation”, in the notes to the financial statements attached to the complete interim report. A reconciliation of the Q1 2015 and the Q4 2015 non-IFRS combined company results to the reported results can be found in the “Nokia provides recast segment results for 2015 reflecting new financial reporting structure” stock exchange release published on April 22, 2016.

(2) Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For

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more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to the complete interim report.

(3) Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

SUBSEQUENT EVENTS

Nokia launches headcount reductions as part of global synergy and transformation program

Nokia announced that it has started actions to reduce company personnel globally as part of its synergy and transformation program.

The headcount reductions are expected to take place between now and the end of 2018, consistent with Nokia’s synergy target timeline. Reductions will come largely in areas where there are overlaps, as Nokia outlined on October 29, 2015. At the same time, Nokia is taking steps to adapt to challenging market conditions and to shift resources to future-oriented technologies such as 5G, the Cloud and the Internet of Things. As part of the program, Nokia also continues to target savings in real estate, services, procurement, supply chain and manufacturing.

Nokia plans to acquire Withings to accelerate entry into Digital Health

Nokia announced plans to acquire Withings S.A. (“Withings”), a pioneer and leader in the connected health revolution with a family of award-winning digital health products and services to help people all over the world lead healthier, happier and more productive lives. Withings has approximately 200 employees and will be part of our Nokia Technologies business.

With this acquisition, Nokia is strengthening its position in the Internet of Things in a way that leverages the power of the trusted Nokia brand, fits with the Nokia’s purpose of expanding the human possibilities of the connected world, and puts Nokia at the heart of a very large addressable market.

The planned transaction values Withings at EUR 170 million, would be settled in cash and is expected to close in early Q3 2016 subject to regulatory approvals and customary closing conditions.

CEO STATEMENT

Nokia’s first quarter results demonstrate the strategic value of our combination with Alcatel-Lucent.

I am pleased that we were able to deliver solid profitability in what is typically a seasonally weak quarter and at a time when the risk of integration-related disruption was high. While our revenue decline was disappointing, the shortfall was largely driven by Mobile Networks, where the challenging environment is not a surprise. We noted in our Q4 2015 earnings release that we expected some market headwinds in 2016 in the wireless sector and we continue to hold that view today.

Based on our current assessment, we expect a full year 2016 non-IFRS operating margin above 7% in the Networks business. When looking at the first half of the year, we do not expect typical seasonal patterns to occur given likely market conditions in the second quarter and our ongoing integration of Alcatel-Lucent.

While integrations of the scale of Alcatel-Lucent are complex and take time, we are now sufficiently confident in our progress that we are targeting synergies that are both more than and faster than our original plan. We already have agreed transition plans that cover the most pressing areas of portfolio overlap with most of our top

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customers; have begun the process of reducing over-lapping personnel including initial reductions in the United States and several other countries; started to consolidate our real estate footprint with several sites already closed and thirty more scheduled for the current quarter; and completed 40 projects with suppliers to drive procurement savings, with 200 more projects currently underway and plans for hundreds of additional projects to be launched largely over the course of Q2 2016.

I am also pleased that we continue to see strong support from our customers, including those from the former Alcatel-Lucent. We are focused on capitalizing on these opportunities through strengthening our sales execution, as well as bringing unique innovation rapidly to market, such as our recently announced 5G-ready AirScale radio access family of products.

On a final note, I am excited that the team from Withings will be joining Nokia, as part of Nokia Technologies. We have said consistently that digital health is an area of strategic interest to us, and with this acquisition we have an excellent opportunity to expand in what is one of the largest markets in the Internet of Things and build future licensing opportunities.

Rajeev Suri
President and CEO

FINANCIAL DISCUSSION

The following discussion is of Nokia’s results for the first quarter 2016, which comprise the results of Nokia’s businesses — Nokia’s Networks business (including Ultra Broadband Networks and IP Networks and Applications) and Nokia Technologies, as well as Group Common and Other. For more information on the recent changes to our reportable segments, please refer to note 3, “Segment information and eliminations”, in the notes to the financial statements attached to the complete interim report. Comparisons are given to the first quarter 2015 and fourth quarter 2015 results on a combined company basis, unless otherwise indicated.

This data has been prepared to reflect the financial results of the continuing operations of Nokia as if the new financial reporting structure had been in operation for the full year 2015. Certain accounting policy alignments, adjustments and reclassifications have been necessary, and these are explained in the “Basis of preparation” section of the stock exchange release published on April 22, 2016. These adjustments include also reallocation of items of costs and expenses based on their nature and changes to the definition of the line items in the combined company accounting policies, which affect also numbers presented in these interim financial statements for 2015. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to the complete interim report.

Non-IFRS Net sales

Nokia non-IFRS net sales decreased 9% year-on-year and decreased 27% sequentially. On a constant currency basis, Nokia non-IFRS net sales would have decreased 9% year-on-year and would have decreased 27% sequentially.

Year-on-year discussion

The year-on-year decrease in Nokia non-IFRS net sales in the first quarter 2016 was primarily due to lower net sales in Nokia’s Networks business and Nokia Technologies.

Sequential discussion

The sequential decrease in Nokia non-IFRS net sales in the first quarter 2016 was primarily due to lower net sales in Nokia’s Networks business and Nokia Technologies.

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Non-IFRS Operating profit

Year-on-year discussion

Nokia non-IFRS operating profit increased primarily due to lower non-IFRS research and development (“R&D”) expenses and a net positive fluctuation in non-IFRS other income and expenses, partially offset by lower non-IFRS gross profit.

The lower non-IFRS gross profit was primarily due to Nokia Technologies partially offset by Nokia’s Networks business.

The lower non-IFRS R&D expenses was primarily due to Nokia’s Networks business and Nokia Technologies.

Nokia non-IFRS other income and expenses was an expense of EUR 15 million in the first quarter 2016, compared to an expense of EUR 49 million in the year-ago quarter. On a year-on-year basis, the change was primarily due to Group Common and Other, as well as Nokia’s Networks business.

Sequential discussion

Nokia non-IFRS operating profit decreased primarily due to lower non-IFRS gross profit, partially offset by lower non-IFRS R&D expenses and non-IFRS selling, general and administrative (“SG&A”) expenses.

The lower non-IFRS gross profit was primarily due to Nokia’s Networks business and Nokia Technologies.

The lower non-IFRS R&D expenses was primarily due to Nokia’s Networks business.

The lower non-IFRS SG&A expenses was primarily due to Nokia’s Networks business.

Nokia non-IFRS other income and expenses was an expense of EUR 15 million in the first quarter 2016, compared to an income of EUR 20 million in the fourth quarter 2015. On a sequential basis, the change was primarily due to Nokia’s Networks business, partially offset by Group Common and Other.

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OUTLOOK

	Metric	Guidance	Commentary
Nokia	Annual operating cost synergies	Above EUR 900 million of net operating cost synergies to be achieved in full year 2018 (update)

Compared to the combined non-IFRS operating costs of Nokia and Alcatel-Lucent for full year 2015.

Expected to be derived from a wide range of initiatives related to operating expenses and cost of sales, including:

•                  Streamlining of overlapping products and services, particularly within the Mobile Networks business group;

•                  Rationalization of regional and sales organizations;

•                  Rationalization of overhead, particularly within manufacturing, supply-chain, real estate and information technology;

•                  Reduction of central function and public company costs; and

•                  Procurement efficiencies, given the combined company’s expanded purchasing power.

This is an update to the earlier annual operating cost synergies outlook of approximately EUR 900 million of net operating cost synergies to be achieved in full year 2018.

	FY16 Non-IFRS financial income and expense	Expense of approximately EUR 300 million

Primarily includes net interest expenses related to interest-bearing liabilities, interest costs related to the defined benefit pension and other post-employment benefit plans, as well as the impact from changes in foreign exchange rates on certain balance sheet items. This outlook may vary subject to changes in the above listed items.

	FY16 Non-IFRS tax rate	Above 40% for full year 2016

The increase in the non-IFRS tax rate for the combined company, compared to Nokia on a standalone basis, is primarily attributable to unfavorable changes in the regional profit mix as a result of the acquisition of Alcatel-Lucent. This outlook is for full year 2016; the quarterly non-IFRS tax rate is expected to be subject to volatility, primarily influenced by fluctuations in profits made by Nokia in different tax jurisdictions. Nokia expects its effective long-term non-IFRS tax rate to be clearly below the full year 2016 level, and intends to provide further commentary later in 2016.

	FY16 Cash outflows related to taxes	Approximately EUR 400 million	May vary due to profit levels in different jurisdictions and the amount of licensing income subject to withholding tax.
	FY16 Capital expenditures	Approximately EUR 650 million	Primarily attributable Nokia’s Networks business.
Nokia’s Networks business	FY16 non-IFRS net sales	Decline YoY

Combined company non-IFRS net sales and non-IFRS operating margin are expected to be influenced by factors including:

•                  A flattish capex environment in 2016 for our overall addressable market;

•                  A declining wireless infrastructure market in 2016;

•                  Significant focus on the integration of Alcatel-Lucent, particularly in the first half of 2016;

•                  Competitive industry dynamics;

•                  Product and regional mix;

•                  The timing of major network deployments; and

•                  Execution of synergy plans.

	FY16 Non-IFRS operating margin	Above 7%

Nokia Technologies	FY16 Net sales	Not provided

Due to risks and uncertainties in determining the timing and value of significant licensing agreements, Nokia believes it is not appropriate to provide an annual outlook for fiscal year 2016, and does not intend to provide an outlook in its reports during fiscal year 2016.

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RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate Alcatel Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel Lucent announced on April 15, 2015 and closed in early 2016; B) our ability to squeeze out the remaining Alcatel Lucent shareholders in a timely manner or at all to achieve full ownership of Alcatel Lucent; C) expectations, plans or benefits related to our strategies and growth management; D) expectations, plans or benefits related to future performance of our businesses; E) expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model, including the expected characteristics, business, organizational structure, management and operations following the acquisition of Alcatel Lucent; F) expectations regarding market developments, general economic conditions and structural changes; G) expectations and targets regarding financial performance, results, operating expenses, taxes, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions; and L) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause such differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business or correctly identify or successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated business and operational benefits and synergies from the Alcatel Lucent transaction, including our ability to integrate Alcatel Lucent into our operations and within the timeframe targeted, and our ability to implement our organization and operational structure efficiently; 3) our ability to complete the purchases of the remaining outstanding Alcatel Lucent securities and realize the benefits of the public exchange offer for all outstanding Alcatel Lucent securities; 4) our dependence on general economic and market conditions and other developments in the economies where we operate; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the telecommunications industry; 6) our exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 7) our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 8) our dependence on a limited number of customers and large multi-year agreements; 9) Nokia Technologies’ ability to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 10) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 11) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties; 12) our reliance on third-party solutions for data storage and the distribution of products and services, which expose us to risks relating to security, regulation and cybersecurity breaches; 13) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, the development and sales of products and services, as well as other business ventures which may not materialize as planned; 14) our exposure to legislative frameworks and jurisdictions that regulate fraud, economic trade sanctions and policies, and Alcatel Lucent’s previous and current involvement in anti-corruption allegations; 15) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 16) our actual or anticipated performance, among other factors, which could reduce our ability

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to utilize deferred tax assets; 17) our ability to retain, motivate, develop and recruit appropriately skilled employees; 18) our ability to manage our manufacturing, service creation, delivery, logistics and supply chain processes, and the risk related to our geographically concentrated production sites; 19) the impact of unfavorable outcome of litigation, arbitration, agreement-related disputes or allegations of product liability associated with our businesses; 20) exchange rate fluctuations; 21) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 22) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings; 23) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 24) our ability to achieve targeted benefits from or successfully implement planned transactions, as well as the liabilities related thereto; 25) our involvement in joint ventures and jointly-managed companies; 26) performance failures by our partners or failure to agree to partnering arrangements with third parties; 27) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergy benefits after the acquisition of Alcatel Lucent; 28) adverse developments with respect to customer financing or extended payment terms we provide to customers; 29) the carrying amount of our goodwill may not be recoverable; 30) risks related to undersea infrastructure; 31) unexpected liabilities with respect to pension plans, insurance matters and employees; and 32) unexpected liabilities or issues with respect to the acquisition of Alcatel Lucent, including pension, postretirement, health and life insurance and other employee liabilities or higher than expected transaction costs as well as the risk factors specified on pages 69 to 87 of our annual report on Form 20-F filed on April 1, 2016 under “Operating and financial review and prospects—Risk factors”, as well as in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The financial statements were authorized for issue by management on May 9, 2016.

Media and Investor Contacts:

Corporate Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com

•                  Nokia’s Annual General Meeting 2016 is scheduled to be held on June 16, 2016.

•                  Nokia plans to publish its second quarter 2016 results on August 4, 2016.

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Interim Report for Q1 2016

Non-IFRS financial results benefitted from expanded portfolio and continuation of solid execution

Financial highlights

•             Non-IFRS net sales in Q1 2016 of EUR 5.6 billion. In the year-ago quarter, non-IFRS net sales would have been EUR 6.1 billion on a comparable combined company basis.

•             Non-IFRS diluted EPS in Q1 2016 of EUR 0.03. Q1 2016 reflected the acquisition of Alcatel-Lucent, which resulted in a higher share count, as well as higher non-IFRS tax expenses due to unfavorable changes in the regional profit mix. Note that Nokia’s Q1 2016 non-IFRS diluted EPS was reported as a combined company, whereas the Q1 2015 non-IFRS diluted EPS of EUR 0.05 was reported on a Nokia stand-alone basis.

•             In Q1 2016, the net cash and other liquid assets of the combined company increased by EUR 471 million, to EUR 8.2 billion, compared to Nokia on a standalone basis at the end of Q4 2015, primarily due to the acquisition of Alcatel-Lucent, partially offset by cash outflows related to working capital.

Nokia’s Networks business

•             8% year-on-year net sales decrease in Q1 2016. Our performance was primarily due to Ultra Broadband Networks, which declined 12% year-on-year and 27% sequentially, consistent with our outlook for a greater than normal seasonal decline in the wireless infrastructure market in Q1 2016. IP Networks and Applications grew on a year-on-year basis.

•             Strong non-IFRS gross margin of 38.3% in Q1 2016 primarily due to improved product mix in Ultra Broadband Networks (led by Mobile Networks) and IP Networks and Applications (led by IP/Optical Networks), as well as efficiency gains.

•             Non-IFRS operating margin of 6.5% in Q1 2016. The year-on-year increase of 2.8 percentage points was primarily due to the higher non-IFRS gross margin, as well as continued focus on execution excellence.

Nokia Technologies

•             27% year-on-year net sales decrease in Q1 2016. Our performance was affected by the absence of the following three items which benefitted Q1 2015: non-recurring adjustments to accrued net sales from existing agreements, revenue share related to previously divested intellectual property rights (“IPR”), and IPR divestments. Excluding these three items, net sales increased year-on-year by approximately 10% due to higher intellectual property licensing income.

Nokia Corporation Interim Report May 10, 2016

First quarter 2016 results compared to combined company historicals. See note 1 to the financial statements for further details(1),(2)

		Combined company historicals(2)			Combined company historicals(2)
EUR million	Q1’16	Q1’15	YoY change		Q4’15	QoQ change
Net sales — constant currency (non-IFRS)			(9)%			(27)%
Net sales (non-IFRS)	5 603	6 129	(9)%		7 719	(27)%
Nokia’s Networks business	5 181	5 662	(8)%		7 057	(27)%
Ultra Broadband Networks	3 729	4 227	(12)%		5 081	(27)%
IP Networks and Applications	1 452	1 435	1%		1 976	(27)%
Nokia Technologies	198	273	(27)%		413	(52)%
Group Common and Other	236	203	16%		254	(7)%
Gross profit (non-IFRS)	2 205	2 264	(3)%		3 272	(33)%
Gross margin % (non-IFRS)	39.4%	36.9%	250	bps	42.4%	(300	)bps
Operating profit (non-IFRS)	345	276	25%		1 279	(73)%
Nokia’s Networks business	337	209	61%		1 097	(69)%
Ultra Broadband Networks	234	168	39%		702	(67)%
IP Networks and Applications	103	42	145%		396	(74)%
Nokia Technologies	106	178	(40)%		311	(66)%
Group Common and Other	(99)	(111)			(129)
Operating margin % (non-IFRS)	6.2%	4.5%	170	bps	16.6%	(1 040	)bps

First quarter 2016 results compared to Nokia standalone historicals. See note 1 to the financial statements for further details(1),(3)

		Nokia standalone historicals(3)		Nokia standalone historicals(3)
EUR million (except for EPS in EUR)	Q1’16	Q1’15	YoY change	Q4’15	QoQ change
Profit (non-IFRS)	139	184	(24)%	575	(76)%
(Loss)/profit	(613)	169		499
EPS, diluted (non-IFRS)	0.03	0.05	(40)%	0.15	(80)%
EPS, diluted	(0.09)	0.05		0.13
Net cash and other liquid assets	8 246	4 672	76%	7 775	6%

(1)Results are as reported unless otherwise specified. The results information in this report is unaudited. Non-IFRS results exclude costs related to the Alcatel-Lucent transaction, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring related costs, and certain other items that may not be indicative of Nokia’s underlying business performance. For Q1 2016 details, please refer to the year to date discussion and note 2, “Non-IFRS to reported reconciliation”, in the notes to the financial statements attached to this report. A reconciliation of the Q1 2015 and the Q4 2015 non-IFRS combined company results to the reported results can be found in the “Nokia provides recast segment results for 2015 reflecting new financial reporting structure” stock exchange release published on April 22, 2016.

(2)Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

(3)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Subsequent events

Nokia launches headcount reductions as part of global synergy and transformation program

Nokia announced that it has started actions to reduce company personnel globally as part of its synergy and transformation program.

The headcount reductions are expected to take place between now and the end of 2018, consistent with Nokia’s synergy target timeline. Reductions will come largely in areas where there are overlaps, as Nokia outlined on October 29, 2015. At the same time, Nokia is taking steps to adapt to challenging market conditions and to shift resources to future-oriented technologies such as 5G, the Cloud and the Internet of Things. As part of the program, Nokia also continues to target savings in real estate, services, procurement, supply chain and manufacturing.

Nokia plans to acquire Withings to accelerate entry into Digital Health

Nokia announced plans to acquire Withings S.A. (“Withings”), a pioneer and leader in the connected health revolution with a family of award-winning digital health products and services to help people all over the world lead healthier, happier and more productive lives. Withings has approximately 200 employees and will be part of our Nokia Technologies business.

With this acquisition, Nokia is strengthening its position in the Internet of Things in a way that leverages the power of the trusted Nokia brand, fits with the Nokia’s purpose of expanding the human possibilities of the connected world, and puts Nokia at the heart of a very large addressable market.

The planned transaction values Withings at EUR 170 million, would be settled in cash and is expected to close in early Q3 2016 subject to regulatory approvals and customary closing conditions.

CEO statement

Nokia’s first quarter results demonstrate the strategic value of our combination with Alcatel-Lucent.

I am pleased that we were able to deliver solid profitability in what is typically a seasonally weak quarter and at a time when the risk of integration-related disruption was high. While our revenue decline was disappointing, the shortfall was largely driven by Mobile Networks, where the challenging environment is not a surprise. We noted in our Q4 2015 earnings release that we expected some market headwinds in 2016 in the wireless sector and we continue to hold that view today.

Based on our current assessment, we expect a full year 2016 non-IFRS operating margin above 7% in the Networks business. When looking at the first half of the year, we do not expect typical seasonal patterns to occur given likely market conditions in the second quarter and our ongoing integration of Alcatel-Lucent.

While integrations of the scale of Alcatel-Lucent are complex and take time, we are now sufficiently confident in our progress that we are targeting synergies that are both more than and faster than our original plan. We already have agreed transition plans that cover the most pressing areas of portfolio overlap with most of our top customers; have begun the process of reducing over-lapping personnel including initial reductions in the United States and several other countries; started to consolidate our real estate footprint with several sites already closed and thirty more scheduled for the current quarter; and completed 40 projects with suppliers to drive procurement savings, with 200 more projects currently underway and plans for hundreds of additional projects to be launched largely over the course of Q2 2016.

I am also pleased that we continue to see strong support from our customers, including those from the former Alcatel-Lucent. We are focused on capitalizing on these opportunities through strengthening our sales execution, as well as bringing unique innovation rapidly to market, such as our recently announced 5G-ready AirScale radio access family of products.

On a final note, I am excited that the team from Withings will be joining Nokia, as part of Nokia Technologies. We have said consistently that digital health is an area of strategic interest to us, and with this acquisition we have an excellent opportunity to expand in what is one of the largest markets in the Internet of Things and build future licensing opportunities.

Rajeev Suri
President and CEO

Nokia in Q1 2016

Financial discussion

The following discussion is of Nokia’s results for the first quarter 2016, which comprise the results of Nokia’s businesses — Nokia’s Networks business (including Ultra Broadband Networks and IP Networks and Applications) and Nokia Technologies, as well as Group Common and Other. For more information on the recent changes to our reportable segments, please refer to note 3, “Segment information and eliminations”, in the notes to the financial statements attached to this report. Comparisons are given to the first quarter 2015 and fourth quarter 2015 results on a combined company basis, unless otherwise indicated.

This data has been prepared to reflect the financial results of the continuing operations of Nokia as if the new financial reporting structure had been in operation for the full year 2015. Certain accounting policy alignments, adjustments and reclassifications have been necessary, and these are explained in the “Basis of preparation” section of the stock exchange release published on April 22, 2016. These adjustments include also reallocation of items of costs and expenses based on their nature and changes to the definition of the line items in the combined company accounting policies, which affect also numbers presented in these interim financial statements for 2015. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

Non-IFRS Net sales

Nokia non-IFRS net sales decreased 9% year-on-year and decreased 27% sequentially. On a constant currency basis, Nokia non-IFRS net sales would have decreased 9% year-on-year and would have decreased 27% sequentially.

Year-on-year discussion

The year-on-year decrease in Nokia non-IFRS net sales in the first quarter 2016 was primarily due to lower net sales in Nokia’s Networks business and Nokia Technologies.

Sequential discussion

The sequential decrease in Nokia non-IFRS net sales in the first quarter 2016 was primarily due to lower net sales in Nokia’s Networks business and Nokia Technologies.

Non-IFRS Operating profit

Year-on-year discussion

Nokia non-IFRS operating profit increased primarily due to lower non-IFRS research and development (“R&D”) expenses and a net positive fluctuation in non-IFRS other income and expenses, partially offset by lower non-IFRS gross profit.

The lower non-IFRS gross profit was primarily due to Nokia Technologies partially offset by Nokia’s Networks business.

The lower non-IFRS R&D expenses was primarily due to Nokia’s Networks business and Nokia Technologies.

Nokia non-IFRS other income and expenses was an expense of EUR 15 million in the first quarter 2016, compared to an expense of EUR 49 million in the year-ago quarter. On a year-on-year basis, the change was primarily due to Group Common and Other, as well as Nokia’s Networks business.

Sequential discussion

Nokia non-IFRS operating profit decreased primarily due to lower non-IFRS gross profit, partially offset by lower non-IFRS R&D expenses and non-IFRS selling, general and administrative (“SG&A”) expenses.

The lower non-IFRS gross profit was primarily due to Nokia’s Networks business and Nokia Technologies.

The lower non-IFRS R&D expenses was primarily due to Nokia’s Networks business.

The lower non-IFRS SG&A expenses was primarily due to Nokia’s Networks business.

Nokia non-IFRS other income and expenses was an expense of EUR 15 million in the first quarter 2016, compared to an income of EUR 20 million in the fourth quarter 2015. On a sequential basis, the change was primarily due to Nokia’s Networks business, partially offset by Group Common and Other.

Outlook

	Metric	Guidance	Commentary
Nokia	Annual operating cost synergies	Above EUR 900 million of net operating cost synergies to be achieved in full year 2018 (update)

Compared to the combined non-IFRS operating costs of Nokia and Alcatel-Lucent for full year 2015.

Expected to be derived from a wide range of initiatives related to operating expenses and cost of sales, including:

•                  Streamlining of overlapping products and services, particularly within the Mobile Networks business group;

•                  Rationalization of regional and sales organizations;

•                  Rationalization of overhead, particularly within manufacturing, supply-chain, real estate and information technology;

•                  Reduction of central function and public company costs; and

•                  Procurement efficiencies, given the combined company’s expanded purchasing power.

This is an update to the earlier annual operating cost synergies outlook of approximately EUR 900 million of net operating cost synergies to be achieved in full year 2018.

	FY16 Non-IFRS financial income and expense	Expense of approximately EUR 300 million

Primarily includes net interest expenses related to interest-bearing liabilities, interest costs related to the defined benefit pension and other post-employment benefit plans, as well as the impact from changes in foreign exchange rates on certain balance sheet items. This outlook may vary subject to changes in the above listed items.

	FY16 Non-IFRS tax rate	Above 40% for full year 2016

The increase in the non-IFRS tax rate for the combined company, compared to Nokia on a standalone basis, is primarily attributable to unfavorable changes in the regional profit mix as a result of the acquisition of Alcatel-Lucent. This outlook is for full year 2016; the quarterly non-IFRS tax rate is expected to be subject to volatility, primarily influenced by fluctuations in profits made by Nokia in different tax jurisdictions. Nokia expects its effective long-term non-IFRS tax rate to be clearly below the full year 2016 level, and intends to provide further commentary later in 2016.

	FY16 Cash outflows related to taxes	Approximately EUR 400 million	May vary due to profit levels in different jurisdictions and the amount of licensing income subject to withholding tax.

	FY16 Capital expenditures	Approximately EUR 650 million	Primarily attributable Nokia’s Networks business.
Nokia’s Networks business	FY16 non-IFRS net sales FY16 Non-IFRS operating margin	Decline YoY Above 7%

Combined company non-IFRS net sales and non-IFRS operating margin are expected to be influenced by factors including:

•                  A flattish capex environment in 2016 for our overall addressable market;

•                  A declining wireless infrastructure market in 2016;

•                  Significant focus on the integration of Alcatel-Lucent, particularly in the first half of 2016;

•                  Competitive industry dynamics;

•                  Product and regional mix;

•                  The timing of major network deployments; and

•                  Execution of synergy plans.

Nokia Technologies	FY16 Net sales	Not provided

Due to risks and uncertainties in determining the timing and value of significant licensing agreements, Nokia believes it is not appropriate to provide an annual outlook for fiscal year 2016, and does not intend to provide an outlook in its reports during fiscal year 2016.

Nokia’s Networks business

Operational highlights

Ultra Broadband Networks

Introduced the next generation AirScale Radio Access. This 5G-ready solution will enable operators to satisfy future demands including the Internet of Things, virtual reality, augmented reality, factories of the future and other advanced scenarios.

Established the Telecom Infra Project (TIP) with Facebook, Intel, Deutsche Telekom, EE, Globe, SK Telecom and others to accelerate global growth of high quality, scalable and affordable telecommunications infrastructure.

Announced plans with T-Mobile to conduct preliminary 5G testing, advance technology development and trial initial use cases in 2H 2016.

Completed trials with Deutsche Telekom, amongst others, on XG-FAST, a Bell Labs-developed extension of Nokia’s G.fast technology, which generated data throughput speeds of more than 10 gigabits-per-second (Gbps) over traditional copper lines, approximately 200 times faster than the average residential broadband connection.

36 customer trials for XG-FAST (copper-based) and 35 customer trials for next generation Passive Optical Network (PON; fiber-based) technology.

Announced its Passive Optical LAN (POL) solution, which provides operators and enterprises a high capacity, scalable alternative to traditional copper-based LANs while being up to 50% more cost efficient.

Introduced Nokia AVA, a cognitive service platform powered by high levels of automation, virtualization and intelligent analytics.

IP Networks and Applications

Introduced a significant expansion of its 1830 Photonic Service Switch (PSS) portfolio, quadrupling optical fiber capacity to more than 70 terabits per second to address surging network data traffic demand.

Announced plans to transform Telefónica’s network with its IP core and virtualized service router technology along with its services expertise to meet growing customer demand for high performance data and HD video.

Announced the deployment of its most powerful IP core network router, the next-generation 7950 XRS (Extensible Routing System) with Bell Canada.

Traction in our 7950 XRS IP Core router remained solid, with 2 new wins, bringing the total wins to date to 57.

Nuage gained 10 new customers in the first quarter, bringing the total to 60 wins. Over a dozen customers, including service providers and enterprises, are deploying the Nuage Virtualized Network Services (VNS) solution to deliver software-defined WAN (SD-WAN) services.

Acquired Nakina Systems, a security and orchestration software specialist, to reinforce Nokia’s position in security at a time when customers are bolstering their defenses to cope with the increasing demands of hyper connectivity, new regulations and emerging technologies.

Demonstrated a proof of concept together with Orange, using CloudBand’s NFV platform to speed up service deployment, increase flexibility and optimize costs for on-demand and cloud-based, all-IP networks.

Financial highlights

The following table presents Combined company historicals for Nokia which reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

		Combined company historicals(1)			Combined company historicals(1)
EUR million	Q1’16	Q1’15	YoY change		Q4’15	QoQ change
Net sales - constant currency			(9)%			(26)%
Net sales (non-IFRS)	5 181	5 662	(8)%		7 057	(27)%
Gross profit (non-IFRS)	1 984	1 976	0%		2 830	(30)%
Gross margin % (non-IFRS)	38.3%	34.9%	340	bps	40.1%	(180	)bps
R&D (non-IFRS)	(951)	(1 023)	(7)%		(1 011)	(6)%
SG&A (non-IFRS)	(677)	(705)	(4)%		(761)	(11)%
Other income and expenses (non-IFRS)	(19)	(38)			39
Operating profit (non-IFRS)	337	209	61%		1 097	(69)%
Operating margin % (non-IFRS)	6.5%	3.7%	280	bps	15.5%	(900	)bps

(1)Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

Financial discussion

Net sales by segment

Nokia’s Networks business net sales decreased 8% year-on-year and decreased 27% sequentially. On a constant currency basis, Nokia’s Networks business net sales would have decreased 9% year-on-year and would have decreased 26% sequentially.

A discussion of our results within Ultra Broadband Networks and IP Networks and Applications is included in the sections “Ultra Broadband Networks” and “IP Networks and Applications” below.

Year-on-year discussion

The year-on-year decrease in Nokia’s Networks business net sales in the first quarter 2016 was primarily due to lower net sales in Ultra Broadband Networks.

Sequential discussion

The sequential decrease in Nokia’s Networks business net sales in the first quarter 2016 was due to lower net sales in both Ultra Broadband Networks and IP Networks and Applications.

Net sales by region

		Combined company historicals(1)		Combined company historicals(1)
EUR million	Q1’16	Q1’15	YoY change	Q4’15	QoQ change
Asia-Pacific	1 091	1 155	(6)%	1 198	(9)%
Europe	1 203	1 242	(3)%	1 617	(26)%
Greater China	572	604	(5)%	916	(38)%
Latin America	340	320	6%	594	(43)%
Middle East & Africa	393	443	(11)%	596	(34)%
North America	1 582	1 899	(17)%	2 136	(26)%
Total	5 181	5 662	(8)%	7 057	(27)%

(1)Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

Year-on-year discussion

On a regional basis, compared to the first quarter 2015, Nokia’s Networks business net sales in Asia-Pacific decreased primarily due to Ultra Broadband Networks. The decrease in Ultra Broadband Networks was primarily due to Mobile Networks, partially offset by Fixed Networks.

In Europe, Nokia’s Networks business net sales decreased primarily due to Ultra Broadband Networks, partially offset by IP Networks and Applications.

In Greater China, Nokia’s Networks business net sales decreased primarily due to Ultra Broadband Networks and IP Networks and Applications. The decrease in Ultra Broadband Networks was primarily due to Mobile Networks, partially offset by Fixed Networks.

In Latin America, Nokia’s Networks business net sales increased primarily due to IP Networks and Applications, partially offset by Ultra Broadband Networks. The increase in IP Networks and Applications was primarily due to IP/Optical Networks. The decrease in Ultra Broadband Networks was primarily due to Mobile Networks, partially offset by Fixed Networks.

In Middle East and Africa, Nokia’s Networks business net sales decreased in both Ultra Broadband Networks and IP Networks and Applications.

In North America, Nokia’s Networks business net sales decreased primarily due to Ultra Broadband Networks. The decrease in Ultra Broadband was primarily due to Mobile Networks.

Sequential discussion

On a regional basis, compared to the fourth quarter 2015, Nokia’s Networks business net sales in Asia-Pacific decreased due to both IP Networks and Applications and Ultra Broadband Networks. The decrease in IP Networks and Applications was primarily due to IP/Optical Networks. The decrease in Ultra Broadband Networks was primarily due to Mobile Networks, partially offset by Fixed Networks.

In Europe, Nokia’s Networks business net sales decreased due to both Ultra Broadband Networks and IP Networks and Applications. The decrease in Ultra Broadband Networks was primarily due to Mobile Networks.

In Greater China, Nokia’s Networks business net sales decreased due to both Ultra Broadband Networks and IP Networks and Applications. The decrease in Ultra Broadband Networks was primarily due to Mobile Networks.

In Latin America, Nokia’s Networks business net sales decreased primarily due to both Ultra Broadband Networks and IP Networks and Applications. The decrease in Ultra Broadband Networks was primarily due to Mobile Networks. The decrease in IP Networks and Applications was primarily due to IP/Optical Networks.

In Middle East and Africa, Nokia’s Networks business net sales decreased primarily due to both Ultra Broadband Networks and IP Networks and Applications. The decrease in Ultra Broadband Networks was primarily due to Mobile Networks.

In North America, Nokia’s Networks business net sales decreased primarily due to both Ultra Broadband Networks and IP Networks and Applications. The decrease in Ultra Broadband Networks was primarily due to Mobile Networks. The decrease in IP Networks and Applications was primarily due to Applications & Analytics.

Non-IFRS Operating profit

Year-on-year discussion

On a year-on-year basis, in the first quarter 2016, Nokia’s Networks business non-IFRS operating profit increased primarily due to lower non-IFRS R&D expenses and non-IFRS SG&A expenses, higher non-IFRS gross profit and a net positive fluctuation in non-IFRS other income and expenses.

The higher non-IFRS gross profit was primarily due to IP Networks and Applications, partially offset by Ultra Broadband Networks.

The lower non-IFRS R&D expenses was primarily due to Ultra Broadband Networks, partially offset by IP Networks and Applications.

The lower non-IFRS SG&A expenses was primarily due to Ultra Broadband Networks, partially offset by IP Networks and Applications.

Nokia’s Networks business non-IFRS other income and expenses was an expense of EUR 19 million in the first quarter 2016, compared to an expense of EUR 38 million in the year-ago quarter. On a year-on-year basis, the change was due to Ultra Broadband Networks.

Sequential discussion

On a sequential basis, in the first quarter 2016, Nokia’s Networks business non-IFRS operating profit decreased primarily due to lower non-IFRS gross profit and a net negative fluctuation in non-IFRS other income and expenses, partially offset by lower non-IFRS SG&A expenses and non-IFRS R&D expenses.

The lower non-IFRS gross profit was due to both Ultra Broadband Networks and IP Networks and Applications.

The lower non-IFRS R&D expenses was primarily due to Ultra Broadband Networks, partially offset by IP Networks and Applications.

The lower non-IFRS SG&A expenses was due to Ultra Broadband Networks, and to a lesser extent, IP Networks and Applications.

Nokia’s Networks business non-IFRS other income and expenses was an expense of EUR 19 million in the first quarter 2016, compared to an income of EUR 39 million in the fourth quarter 2015. On a sequential basis, the change was due to both IP Networks and Applications and Ultra Broadband Networks.

Ultra Broadband Networks

Financial highlights

The following table presents Combined company historicals for Nokia which reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

		Combined company historicals(1)			Combined company historicals(1)
EUR million	Q1’16	Q1’15	YoY change		Q4’15	QoQ change
Net sales - constant currency			(12)%			(26)%
Net sales (non-IFRS)	3 729	4 227	(12)%		5 081	(27)%
Mobile Networks	3 116	3 686	(15)%		4 382	(29)%
Fixed Networks	613	541	13%		698	(12)%
Gross profit (non-IFRS)	1 338	1 413	(5)%		1 920	(30)%
Gross margin % (non-IFRS)	35.9%	33.4%	250	bps	37.8%	(190	)bps
R&D (non-IFRS)	(616)	(702)	(12)%		(682)	(10)%
SG&A (non-IFRS)	(479)	(514)	(7)%		(552)	(13)%
Other income and expenses (non-IFRS)	(9)	(29)			16
Operating profit (non-IFRS)	234	168	39%		702	(67)%
Operating margin % (non-IFRS)	6.3%	4.0%	230	bps	13.8%	(750	)bps

(1)Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

Financial discussion

Net sales

Ultra Broadband Networks net sales decreased 12% year-on-year and decreased 27% sequentially. On a constant currency basis, Ultra Broadband net sales would have decreased 12% year-on-year and would have decreased 26% sequentially.

Year-on-year discussion

The year-on-year decrease in Ultra Broadband Networks net sales in the first quarter 2016 was due to Mobile Networks, partially offset by growth in Fixed Networks.

Mobile Networks net sales decreased year-on-year in the first quarter 2016, primarily due to radio networks and services. For both radio networks and services, the decline was primarily related to lower levels of activity with certain North American customers.

Fixed Networks net sales increased year-on-year in the first quarter 2016, primarily due to broadband access and digital home, partially offset by services. The growth in broadband access was attributable to continued positive trends in vectoring.

Sequential discussion

The sequential decrease in Ultra Broadband Networks net sales in the first quarter 2016 was due to Mobile Networks and, to a lesser extent, Fixed Networks.

Mobile Networks net sales decreased sequentially in the first quarter 2016, primarily due to seasonal declines in radio networks and services. For both radio networks and services, the decline was primarily related to lower levels of activity with certain customers in North America, Europe and Greater China.

Fixed Networks net sales decreased sequentially in the first quarter 2016, primarily due to seasonal declines in services and digital home, partially offset by strength in broadband access.

Non-IFRS Operating profit

Year-on-year discussion

On a year-on-year basis, in the first quarter 2016, Ultra Broadband Networks non-IFRS operating profit increased primarily due to lower non-IFRS R&D expenses, lower non-IFRS SG&A expenses and a net positive fluctuation in non-IFRS other income and expenses, partially offset by lower non-IFRS gross profit.

The decrease in Ultra Broadband Networks non-IFRS gross profit was primarily due to lower non-IFRS gross profit in Mobile Networks, partially offset by higher non-IFRS gross profit in Fixed Networks. For both Mobile Networks and Fixed Networks, the change in non-IFRS gross profit was primarily due to the change in net sales.

Ultra Broadband Networks non-IFRS R&D expenses decreased on a year-on-year basis, primarily due to Mobile Networks. The decrease in Mobile Networks was primarily due to continued operational improvement, with investments focused on LTE and 5G.

The decrease in Ultra Broadband Networks non-IFRS SG&A expenses was primarily due to Mobile Networks, which benefitted from cost discipline and continued operational improvement.

Ultra Broadband Networks non-IFRS other income and expenses was an expense of EUR 9 million in the first quarter 2016, compared to an expense of EUR 29 million in the year-ago quarter. On a year-on-year basis, the change was primarily due to Mobile Networks, and to a lesser extent Fixed Networks.

Sequential discussion

On a sequential basis, in the first quarter 2016, Ultra Broadband Networks non-IFRS operating profit decreased due to lower non-IFRS gross profit and, to a lesser extent, a net negative fluctuation in non-IFRS other income and expenses, partially offset by lower non-IFRS SG&A expenses and non-IFRS R&D expenses.

The non-IFRS gross profit decrease in Ultra Broadband Networks was primarily due to Mobile Networks and, to a lesser extent, Fixed Networks. For both Mobile Networks and Fixed Networks, the decrease in non-IFRS gross profit was primarily due to the decrease in net sales.

Ultra Broadband Networks non-IFRS R&D expenses decreased on a sequential basis, primarily due to Mobile Networks. The decrease in Mobile Networks was primarily related to continued operational improvement, with investments focused on LTE and 5G.

The decrease in Ultra Broadband Networks non-IFRS SG&A expenses was primarily due to Mobile Networks. The decrease in Mobile Networks was primarily related to seasonal spending patterns, as well as cost discipline and continued operational improvement.

Ultra Broadband Networks non-IFRS other income and expenses was an expense of EUR 9 million in the first quarter 2016, compared to an income of EUR 16 million in the fourth quarter 2015. On a sequential basis, the change was primarily due to Mobile Networks.

IP Networks and Applications

Financial highlights

The following table presents Combined company historicals for Nokia which reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

		Combined company historicals(1)			Combined company historicals(1)
EUR million	Q1’16	Q1’15	YoY change		Q4’15	QoQ change
Net sales - constant currency			1%			(26)%
Net sales (non-IFRS)	1 452	1 435	1%		1 976	(27)%
IP/Optical Networks	1 093	1 049	4%		1 441	(24)%
IP Routing	717	729	(2)%		930	(23)%
Optical Networks	377	320	18%		512	(26)%
Applications & Analytics	359	385	(7)%		535	(33)%
Gross profit (non-IFRS)	646	563	15%		911	(29)%
Gross margin % (non-IFRS)	44.5%	39.2%	530	bps	46.1%	(160	)bps
R&D (non-IFRS)	(335)	(321)	4%		(329)	2%
SG&A (non-IFRS)	(199)	(191)	4%		(209)	(5)%
Other income and expenses (non-IFRS)	(10)	(10)			23
Operating profit (non-IFRS)	103	42	145%		396	(74)%
Operating margin % (non-IFRS)	7.1%	2.9%	420	bps	20.0%	(1 290	)bps

(1)Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

Financial discussion

Net sales

IP Networks and Applications net sales increased 1% year-on-year and decreased 27% sequentially. On a constant currency basis, IP Networks and Applications net sales would have increased 1% year-on-year and would have decreased 26% sequentially.

Year-on-year discussion

The year-on-year increase in IP Networks and Applications net sales in the first quarter 2016 was primarily due to IP/Optical Networks, partially offset by Applications & Analytics.

IP/Optical Networks net sales increased year-on-year in the first quarter 2016, primarily due to optical networks, partially offset by IP routing. Excluding the negative impact from lower resale of third party IP routers, net sales in IP routing would have grown on a year-on-year basis.

Applications & Analytics net sales decreased year-on-year in the first quarter 2016, primarily due to the timing of projects, as well as the absence of net sales related to a large implementation, which was completed in the first quarter 2015.

Sequential discussion

The sequential decrease in IP Networks and Applications net sales in the first quarter 2016 was primarily due to IP/Optical Networks and, to a lesser extent, Applications & Analytics.

IP/Optical Networks net sales decreased sequentially in the first quarter 2016, primarily due to seasonal declines in IP routing and optical networks, as well as a negative impact from lower resale of third party IP routers.

Applications & Analytics net sales decreased sequentially in the first quarter 2016, due to seasonal declines across all business lines.

Non-IFRS Operating profit

Year-on-year discussion

On a year-on-year basis, in the first quarter 2016, IP Networks and Applications non-IFRS operating profit increased, primarily due to higher non-IFRS gross profit, partially offset by higher non-IFRS R&D expenses and non-IFRS SG&A expenses.

The increase in IP Networks and Applications non-IFRS gross profit was due to both IP/Optical Networks and Applications & Analytics.

IP Networks and Applications non-IFRS R&D expenses increased on a year-on-year basis, primarily due to IP/Optical Networks, specifically related to investments in our internet protocol (“IP”) and software defined networking (“SDN”) solutions.

The increase in IP Networks and Applications non-IFRS SG&A expenses was due to IP/Optical Networks and Applications & Analytics, which both had higher investments to support future business growth.

Sequential discussion

On a sequential basis, in the first quarter 2016, IP Networks and Applications non-IFRS operating profit decreased primarily due to lower non-IFRS gross profit and, to a lesser extent, a net negative fluctuation in non-IFRS other income and expenses.

The decrease in IP Networks and Applications non-IFRS gross profit was due to both IP/Optical Networks and Applications & Analytics.

IP Networks and Applications non-IFRS other income and expenses was an expense of EUR 10 million in the first quarter 2016, compared to an income of EUR 23 million in the fourth quarter 2015. On a sequential basis, the change was due to both IP/Optical Networks and Applications & Analytics.

Nokia Technologies

Operational highlights

Licensing

The decision in the patent license arbitration with Samsung was received in February 2016, relating to a portion of the patent portfolio of Nokia Technologies.

Further discussions continued with Samsung, regarding the licensing of Nokia’s intellectual property in areas not covered by the arbitration.

Digital Media and Digital Health

Announced the sales start of the OZO professional virtual reality camera in Europe, as well as new post-production partnerships to advance end-to-end solutions for creating next generation digital media experiences.

Announced plans to acquire Withings in April 2016, to accelerate its digital health business. Withings is a pioneer and leader in the connected health revolution with a family of award-winning products and services. The acquisition is expected to close in early Q3 2016.

Financial highlights

The following table presents Combined company historicals for Nokia which reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

		Combined company historicals(1)			Combined company historicals(1)
EUR million	Q1’16	Q1’15	YoY change		Q4’15	QoQ change
Net sales - constant currency			(28)%			(52)%
Net sales	198	273	(27)%		413	(52)%
Gross profit (non-IFRS)	195	271	(28)%		409	(52)%
Gross margin % (non-IFRS)	98.5%	99.3%	(80	)bps	99.0%	(50	)bps
R&D (non-IFRS)	(58)	(72)	(19)%		(73)	(21)%
SG&A (non-IFRS)	(32)	(21)	52%		(33)	(3)%
Other income and expenses (non-IFRS)	0	1			7
Operating profit (non-IFRS)	106	178	(40)%		311	(66)%
Operating margin % (non-IFRS)	53.5%	65.2%	(1 170	)bps	75.3%	(2 180	)bps

(1)Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

Financial discussion

Net sales

Nokia Technologies net sales decreased 27% year-on-year and decreased 52% sequentially. On a constant currency basis, Nokia Technologies net sales would have decreased 28% year-on-year and would have decreased 52% sequentially.

Year-on-year discussion

The year-on-year decrease in Nokia Technologies net sales in the first quarter 2016 was primarily due to the absence of non-recurring adjustments to accrued net sales from existing agreements, revenue share related to previously divested IPR and IPR divested in the first quarter 2015, all of which benefitted the first quarter 2015, as well as lower licensing income from certain existing licensees that experienced decreases in handset sales. This was partially offset by higher intellectual property licensing income from existing and new licensees.

Nokia Technologies net sales for the first quarter of 2016 included revenue from all licensing negotiations, litigations and arbitrations to the extent that the criteria for revenue recognition have been met.

Sequential discussion

The sequential decrease in Nokia Technologies net sales in the first quarter 2016 was primarily due to the absence of non-recurring adjustments from an existing agreement of approximately EUR 200 million benefitting the fourth quarter 2015.

Nokia Technologies net sales for the first quarter of 2016 included revenue from all licensing negotiations, litigations and arbitrations to the extent that the criteria for revenue recognition have been met.

Non-IFRS Operating profit

Year-on-year discussion

The year-on-year decrease in Nokia Technologies non-IFRS operating profit was primarily due to lower non-IFRS gross profit and, to a lesser extent, higher non-IFRS SG&A expenses, partially offset by lower non-IFRS R&D expenses.

The decrease in Nokia Technologies non-IFRS R&D expenses was primarily due to the focusing of research investments towards the areas of digital media and digital health, as well as lower patent portfolio costs.

The increase in Nokia Technologies non-IFRS SG&A expenses was primarily due to the ramp-up of new businesses and higher business support costs.

Nokia Technologies non-IFRS other income and expenses was approximately zero in the first quarter 2016, compared to an income of EUR 1 million in the year-ago quarter.

Sequential discussion

The sequential decrease in Nokia Technologies non-IFRS operating profit was primarily due to lower non-IFRS gross profit and, to a lesser extent, a net negative fluctuation in non-IFRS other income and expenses, partially offset by lower non-IFRS R&D expenses.

The decrease in Nokia Technologies non-IFRS R&D expenses was primarily due to lower patent portfolio costs, as well as lower investments in digital media following the launch of the OZO virtual reality camera.

Nokia Technologies non-IFRS other income and expenses was approximately zero in the first quarter 2016, compared to an income of EUR 7 million in the fourth quarter 2015.

Group Common and Other

Financial highlights

The following table presents Combined company historicals for Nokia which reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

		Combined company historicals(1)			Combined company historicals(1)
EUR million	Q1’16	Q1’15	YoY change		Q4’15	QoQ change
Net sales - constant currency			7%			(5)%
Net sales	236	203	16%		254	(7)%
Gross profit (non-IFRS)	26	18	44%		32	(19)%
Gross margin % (non-IFRS)	11.0%	8.9%	210	bps	12.6%	(160	)bps
R&D (non-IFRS)	(73)	(70)	4%		(77)	(5)%
SG&A (non-IFRS)	(55)	(48)	15%		(58)	(5)%
Other income and expenses (non-IFRS)	3	(11)			(25)
Operating loss (non-IFRS)	(99)	(111)			(129)
Operating margin % (non-IFRS)	(41.9)%	(54.7)%	1 280	bps	(50.8)%	890	bps

(1)Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

Financial discussion

Net sales

Group Common and Other net sales increased 16% year-on-year and decreased 7% sequentially. On a constant currency basis, Group Common and Other net sales would have increased 7% year-on-year and would have decreased 5% sequentially.

Year-on-year discussion

The year-on-year increase in Group Common and Other net sales in the first quarter 2016 was primarily due to Alcatel Submarine Networks, partially offset by Radio Frequency Systems.

Sequential discussion

The sequential decrease of in Group Common and Other net sales in the first quarter 2016 was primarily due to Radio Frequency Systems and Alcatel Submarine Networks.

Non-IFRS Operating profit

Year-on-year discussion

On a year-on-year basis, in the first quarter 2016, Group Common and Other non-IFRS operating loss decreased, primarily due to a net positive fluctuation in non-IFRS other income and expenses and higher non-IFRS gross profit.

The increase in Group Common and Other non-IFRS gross profit was primarily due to Alcatel Submarine Networks, partially offset by Radio Frequency Systems.

Group Common and Other non-IFRS other income and expenses was an income of EUR 3 million in the first quarter 2016, compared to an expense of EUR 11 million in the year-ago quarter. On a year-on-year basis, the change was primarily due to a net positive fluctuation in realized gains and losses related to certain of Nokia’s investments made through its venture funds.

Sequential discussion

On a sequential basis, in the first quarter 2016, Group Common and Other non-IFRS operating loss decreased primarily due to a net positive fluctuation in non-IFRS other income and expenses.

Group Common and Other non-IFRS other income and expenses was an income of EUR 3 million in the first quarter 2016, compared to an expense of EUR 25 million in the fourth quarter 2015. On a sequential basis, the change was primarily due to a net positive fluctuation in realized gains and losses related to certain of Nokia’s investments made through its venture funds.

Cash and cash flow

Nokia change in net cash and other liquid assets (EUR billion)

		Nokia standalone historicals(2)		Nokia standalone historicals(2)
EUR million, at end of period	Q1’16	Q1’15	YoY change	Q4’15	QoQ change
Total cash and other liquid assets	12 486	7 516	66%	9 849	27%
Net cash and other liquid assets(1)	8 246	4 672	76%	7 775	6%

(1)Total cash and other liquid assets less interest-bearing liabilities.

(2)Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

In the first quarter 2016, Nokia’s total cash and other liquid assets increased by EUR 2 637 million and Nokia’s net cash and other liquid assets increased by EUR 471 million.

Foreign exchange rates had an approximately EUR 110 million positive impact on net cash.

On a sequential basis, net cash and other liquid assets were affected by the following factors:

In the first quarter 2016, Nokia’s net cash from operating activities was negative EUR 1.6 billion:

•             Nokia’s adjusted net profit before changes in net working capital was EUR 298 million in the first quarter 2016.

•             Total cash outflows related to working capital of approximately EUR 1.6 billion. Nokia had approximately EUR 180 million of restructuring-related cash outflows in the first quarter 2016, primarily related to previous cost savings programs. Excluding this, net working capital generated a decrease in net cash of approximately EUR 1.4 billion, primarily due to a decrease in short-term liabilities, an increase in inventories and an increase in receivables.

•                  The cash outflows of approximately EUR 1.1 billion related to short-term liabilities were primarily due to a decline in accounts payable of approximately EUR 650 million (of which approximately EUR 350 million related to our actions to harmonize working capital processes and practices, particularly in the area of payables, and approximately EUR 300 million was attributable to seasonality), the termination of Alcatel-Lucent’s license agreement with Qualcomm which resulted in approximately EUR 280 million of cash outflows and a decline in accrued expenses and other short-term liabilities of approximately EUR 200 million.

•                  The cash outflows of approximately EUR 40 million related to the increase in receivables were primarily due to cash outflows of approximately EUR 1.0 billion related to reductions in the sale of receivables (debt-like items), in accordance with our Capital Structure Optimization Program. This was almost completely offset by cash inflows related to a seasonal decline in receivables and cash inflows related to the catch-up payment from the Samsung arbitration award.

•                  The cash outflows related to a seasonal increase in inventories were approximately EUR 220 million.

•             In addition, Nokia had cash outflows of approximately EUR 130 million related to income taxes and cash outflows of approximately EUR 170 million related to net interest.

In the first quarter 2016, Nokia’s net cash inflows from investing activities primarily related to an increase in net cash of approximately EUR 2.0 billion related to the acquired net cash and other liquid assets of Alcatel-Lucent, partially offset by approximately EUR 80 million of capital expenditures.

Nokia’s year to date performance

Financial highlights(1)

The following discussion is of Nokia’s reported results for January-March 2016 which comprise the results of Nokia’s businesses — Nokia’s Networks business (including Ultra Broadband Networks and IP Networks and Applications) and Nokia Technologies, as well as Group Common and Other. For more information on the reportable segments, please refer to note 3, “Segment information and eliminations”, in the notes to the financial statements attached to this report. Comparisons are given to January-March 2015 Nokia standalone historicals, which have been recast to reflect Nokia’s updated segment reporting structure, unless otherwise indicated.

		Nokia standalone historicals(2)
EUR million (except EPS in EUR)	Q1’16	Q1’15	YoY change
Net sales - constant currency			86%
Net sales(3)	5 499	2 935	87%
Nokia’s Networks business	5 181	2 671	94%
Ultra Broadband Networks	3 729	2 355	58%
IP Networks and Applications	1 452	317	358%
Nokia Technologies	198	267	(26)%
Group Common and Other	236	0
Non-IFRS exclusions	(104)	0
Eliminations	(11)	(4)
Gross profit	1 554	1 184	31%
Gross margin %	28.3%	40.3%	(1 200	)bps
Operating (loss)/profit	(712)	228	(412)%
Nokia’s Networks business	337	111	204%
Ultra Broadband Networks	234	133	76%
IP Networks and Applications	103	(22)
Nokia Technologies	106	186	(43)%
Group Common and Other	(99)	(49)
Non-IFRS exclusions	(1 057)	(20)
Operating margin %	(12.9)%	7.8%	(2 070	)bps
Share of results from associated companies	2	19	(89)%
Financial income and expenses, net	(103)	(28)
Taxes	200	(49)
(Loss)/Profit	(613)	169
(Loss)/Profit attributable to the shareholders of the parent	(528)	169
Non-controlling interests	(85)	1
EPS, EUR diluted	(0.09)	0.05

(1)Results are reported unless otherwise specified.

(2)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

(3)Deferred revenue related to the acquisition of Alcatel-Lucent of EUR 104 million in the first quarter 2016. This purchase price accounting adjustment is made on the deferred revenue in reported IFRS net sales, but not in the non-IFRS net sales, as non-IFRS excludes all purchase price accounting related items.

Financial discussion

Net sales

Nokia net sales increased 87% year-on-year in the first three months of 2016. On a constant currency basis, Nokia net sales would have increased 86% year-on-year.

The year-on-year increase in Nokia net sales in the first three months of 2016 was primarily due to growth in Nokia’s Networks business and Group Common and Other, primarily related to the acquisition of Alcatel-Lucent, partially offset by a decline in Nokia Technologies, as well as non-IFRS exclusions.

Operating (loss)/profit

In the first three months of 2016, Nokia generated an operating loss, compared to an operating profit in the year-ago period, primarily due to higher R&D expenses and SG&A expenses, partially offset by higher gross profit, all of which related primarily to the acquisition of Alcatel-Lucent.

The increase in gross profit was primarily due to Nokia’s Networks business, partially offset by non-IFRS exclusions related to valuation of deferred revenue and inventory.

The increase in R&D expenses was primarily due to Nokia’s Networks business and non-IFRS exclusions related to amortization of intangible assets.

The increase in SG&A expenses was primarily due to Nokia’s Networks business and non-IFRS exclusions related to transaction and integration related costs, as well as amortization of intangible assets.

Nokia’s other income and expenses was an expense of EUR 40 million in the first three months of 2016, compared to an expense of EUR 19 million in the year-ago period. The increase was primarily related to non-IFRS exclusions attributable to restructuring and associated charges.

(Loss)/profit attributable to the shareholders of the parent

In the first three months of 2016, Nokia generated a loss attributable to the shareholders of the parent, compared to a profit in the year-ago period, primarily due to the operating loss in the current period, compared to an operating profit in the year-ago period, and a net negative fluctuation in financial income and expenses, both of which related primarily to the acquisition of Alcatel-Lucent. This was partially offset by an income tax benefit, resulting from the acquisition of Alcatel-Lucent, compared to an income tax expense in the year-ago-period. In addition, non-controlling interests were higher as a result of the acquisition of Alcatel-Lucent.

The net negative fluctuation in financial income and expenses in the first three months of 2016 was primarily due to higher interest expenses and non-IFRS exclusions related to the early redemption of Alcatel Lucent high yield bonds.

The income tax benefit was primarily related to non-IFRS exclusions.

As a result of the Alcatel-Lucent acquisition, non-controlling interests grew, and a smaller proportion of the reported loss was attributable to the shareholders of the parent. The non-controlling interests relate primarily to Alcatel Shanghai Bell and the remaining minority shareholders of Alcatel-Lucent.

Nokia’s Networks business

Financial highlights(1)

		Nokia standalone historicals(2)
EUR million	Q1’16	Q1’15	YoY change
Net sales - constant currency			92%
Net sales	5 181	2 671	94%
Gross profit	1 984	922	115%
Gross margin %	38.3%	34.5%	380	bps
R&D	(951)	(458)	108%
SG&A	(677)	(344)	97%
Other income and expenses	(19)	(9)
Operating profit	337	111	203%
Operating margin %	6.5%	4.2%	230	bps

(1)Results are reported unless otherwise specified.

(2)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Financial discussion

Net sales by segment

Nokia’s Networks business net sales increased 94% year-on-year in the first three months of 2016. On a constant currency basis, Nokia’s Networks business net sales would have increased 92% year-on-year.

The year-on-year increase in Nokia’s Networks business net sales in the first three months of 2016 was primarily driven by growth in both Ultra Broadband Networks and IP Networks and Applications, primarily related to the acquisition of Alcatel-Lucent.

Net sales by region

		Nokia standalone historicals(1)
EUR million	Q1’16	Q1’15	YoY change
Asia-Pacific	1 091	876	25%
Europe	1 203	618	95%
Greater China	572	363	58%
Latin America	340	201	69%
Middle East & Africa	393	229	72%
North America	1 582	385	311%
Total	5 181	2 671	94%

(1)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

On a regional basis, compared to the first three months of 2015, Nokia’s Networks business net sales increased across all regions, with particularly strong growth in North America and Europe, primarily due to the acquisition of Alcatel-Lucent.

Operating profit

On a year-on-year basis, in the first three months of 2016, Nokia’s Networks business operating profit increased primarily due to higher gross profit, partially offset by higher R&D expenses and SG&A expenses.

The higher gross profit was primarily due to both Ultra Broadband Networks and IP Networks and Applications, primarily related to the acquisition of Alcatel-Lucent.

The higher R&D expenses was primarily due to both IP Networks and Applications and Ultra Broadband Networks, primarily related to the acquisition of Alcatel-Lucent.

The higher SG&A expenses was primarily due to both Ultra Broadband Networks and IP Networks and Applications, primarily related to the acquisition of Alcatel-Lucent.

Nokia’s Networks business other income and expenses was an expense of EUR 19 million in the first three months of 2016, compared to an expense of EUR 9 million in the year-ago period. On a year-on-year basis, the change was primarily due to both IP Networks and Applications and Ultra Broadband Networks.

Ultra Broadband Networks

Financial highlights(1)

		Nokia standalone historicals(2)
EUR million	Q1’16	Q1’15	YoY change
Net sales - constant currency			57%
Net sales	3 729	2 355	58%
Mobile Networks	3 116	2 317	34%
Fixed Networks	613	38	1 513%
Gross profit	1 338	799	67%
Gross margin %	35.9%	33.9%	200	bps
R&D	(616)	(383)	61%
SG&A	(479)	(277)	73%
Other income and expenses	(9)	(6)
Operating profit	234	133	76%
Operating margin %	6.3%	5.6%	70	bps

(1)Results are reported unless otherwise specified.

(2)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Financial discussion

Net sales

Ultra Broadband net sales increased 58% year-on-year in the first three months of 2016. On a constant currency basis, Ultra Broadband net sales would have increased 57% year-on-year.

The year-on-year increase in Ultra Broadband Networks net sales in the first three months of 2016 was primarily due to both Mobile Networks and Fixed Networks, primarily related to the acquisition of Alcatel-Lucent.

Operating profit

On a year-on-year basis, in the first three months of 2016, Ultra Broadband Networks operating profit increased, primarily due to higher gross profit, partially offset by higher R&D expenses and SG&A expenses.

The increase in Ultra Broadband Networks gross profit was primarily due to both Mobile Networks and Fixed Networks, primarily related to the acquisition of Alcatel-Lucent.

Ultra Broadband Networks R&D expenses increased on a year-on-year basis, primarily due to the acquisition of Alcatel-Lucent.

The increase in Ultra Broadband Networks SG&A expenses was primarily due to the acquisition of Alcatel-Lucent.

Ultra Broadband Networks other income and expenses was an expense of EUR 9 million in the first three months of 2016, compared to an expense of EUR 6 million in the year-ago period.

IP Networks and Applications

Financial highlights(1)

		Nokia standalone historicals(2)
EUR million	Q1’16	Q1’15	YoY change
Net sales - constant currency			353%
Net sales	1 452	317	358%
IP/Optical Networks	1 093	137	698%
IP Routing	717	137	423%
Optical Networks	377	0
Applications & Analytics	359	180	99%
Gross profit	646	122	430%
Gross margin %	44.5%	38.5%	600	bps
R&D	(335)	(75)	347%
SG&A	(199)	(67)	197%
Other income and expenses	(10)	(3)
Operating profit/(loss)	103	(22)
Operating margin %	7.1%	(6.9)%	1 400	bps

(1)Results are reported unless otherwise specified.

(2)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Financial discussion

Net sales

IP Networks and Applications net sales increased 358% year-on-year in the first three months of 2016. On a constant currency basis, IP Networks and Applications net sales would have increased 353% year-on-year.

The year-on-year increase in IP Networks and Applications net sales in the first three months of 2016 was primarily due to both IP/Optical Networks and Applications & Analytics, primarily related to the acquisition of Alcatel-Lucent.

Operating profit

In the first three months of 2016, IP Networks and Applications generated an operating profit compared to an operating loss in the year-ago period, primarily due to higher gross profit, partially offset by higher R&D expenses and SG&A expenses.

The increase in IP Networks and Applications gross profit was primarily due to both IP/Optical Networks and Applications & Analytics, primarily related to the acquisition of Alcatel-Lucent.

IP Networks and Applications R&D expenses increased on a year-on-year basis, primarily due to the acquisition of Alcatel-Lucent.

The increase in IP Networks and Applications SG&A expenses was primarily due to the acquisition of Alcatel-Lucent.

IP Networks and Applications Networks other income and expenses was an expense of EUR 10 million in the first three months of 2016, compared to an expense of EUR 3 million in the year-ago period.

Nokia Technologies

Financial highlights(1)

		Nokia standalone historicals(2)
EUR million	Q1’16	Q1’15	YoY change
Net sales - constant currency			(26)%
Net sales	198	267	(26)%
Gross profit	195	265	(26)%
Gross margin %	98.5%	99.3%	(80	)bps
R&D	(58)	(58)
SG&A	(32)	(21)	52%
Other income and expenses	0	1
Operating profit	106	186	(43)%
Operating margin %	53.5%	69.7%	(1 620	)bps

(1)         Results are reported unless otherwise specified.

(2)         Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Financial discussion

Net sales

Nokia Technologies net sales decreased 26% year-on-year in the first three months of 2016. On a constant currency basis, Nokia Technologies net sales would have decreased 26% year-on-year.

The year-on-year decrease in Nokia Technologies net sales in the first three months of 2016 was primarily due to the absence of non-recurring adjustments to accrued net sales from existing agreements, revenue share related to previously divested intellectual property rights, and intellectual property rights divested in the first three months of 2015, as well as lower licensing income from certain existing licensees that experienced decreases in handset sales. This was partially offset by higher intellectual property licensing income from existing and new licensees.

Nokia Technologies net sales for the first three months of 2016 included revenue from all licensing negotiations, litigations and arbitrations to the extent that the criteria for revenue recognition have been met.

Operating profit

The year-on-year decrease in Nokia Technologies operating profit for the first three months of 2016 was primarily due to lower gross profit and higher SG&A expenses.

The flat R&D expenses in Nokia Technologies was primarily due to the focusing of research investments towards the areas of digital media and digital health, offset by higher expenses related to licensing and patenting the Bell Labs patent portfolio, primarily related to the acquisition of Alcatel-Lucent.

The increase in Nokia Technologies SG&A expenses was primarily due to the ramp-up of new businesses and higher business support costs.

Group Common and Other

Financial highlights(1)

		Nokia standalone historicals(2)
EUR million	Q1’16	Q1’15	YoY change
Net sales - constant currency
Net sales	236	0
Gross profit/(loss)	26	(1)
Gross margin %	11.0%	0.0%	1 100	bps
R&D	(73)	(19)	284%
SG&A	(55)	(18)	206%
Other income and expenses	3	(11)
Operating loss	(99)	(49)
Operating margin %	(41.9)%

(1)         Results are reported unless otherwise specified.

(2)         Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Financial discussion

Net sales

In the first three months of 2016, Group Common and Other net sales increased to EUR 236 million, compared to approximately zero in the year-ago period.

The year-on-year increase in Group Common and Other net sales in the first three months of 2016 was primarily due Alcatel Submarine Networks and Radio Frequency Systems net sales, related to the acquisition of Alcatel-Lucent.

Operating profit

On a year-on-year basis, in the first three months of 2016, Group Common and Other operating loss increased, primarily due to higher R&D expenses and SG&A expenses, partially offset by higher gross profit.

The increase in Group Common and Other gross profit was primarily due to higher gross profit in Alcatel Submarine Networks and Radio Frequency Systems, related to the acquisition of Alcatel-Lucent.

Group Common and Other R&D expenses increased on a year-on-year basis, primarily due to Bell Labs, related to the acquisition of Alcatel-Lucent.

The increase in Group Common and Other SG&A expenses was primarily due higher central function costs, related to the acquisition of Alcatel-Lucent.

Group Common and Other other income and expenses was an income of EUR 3 million in the first three months of 2016, compared to an expense of EUR 11 million in the year-ago period. On a year-on-year basis, the change was primarily due to a net positive fluctuation in realized gains and losses related to certain of Nokia’s investments made through its venture funds.

Non-IFRS exclusions

Non-IFRS exclusions consist of costs related to the Alcatel-Lucent transaction, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring related costs, and certain other items that may not be indicative of Nokia’s underlying business performance. For additional details, please refer to note 2, “Non-IFRS to reported reconciliation”, in the notes to the financial statements attached to this report.

Financial highlights(1)

		Nokia standalone historicals(2)
EUR million	Q1’16	Q1’15	YoY change
Net sales	(104)	0
Gross profit	(651)	(2)
R&D	(157)	(7)
SG&A	(224)	(10)
Other income and expenses	(25)	0
Operating profit	(1 057)	(20)
Financial income and expenses, net	(36)	0
Taxes	340	6
(Loss)/Profit attributable to shareholders	(680)	(14)

(1)         Results are reported unless otherwise specified.

(2)         Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Financial discussion

Net sales

In the first three months of 2016, non-IFRS exclusions lowered net sales by EUR 104 million, primarily related to purchase price allocation adjustment related to the reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition.

Operating profit

In the first three months of 2016, non-IFRS exclusions from operating profit of EUR 1 057 million was attributable to non-IFRS exclusions that affected gross profit, R&D, SG&A and other income and expenses as follows:

In the first three months of 2016, non-IFRS exclusions lowered gross profit by EUR 651 million, primarily related to the increased valuation of inventory that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition. This increased valuation resulted in non-recurring higher cost of sales and lower gross profit, when the inventory was sold.

In the first three months of 2016, non-IFRS exclusions increased R&D expenses by EUR 156 million, primarily related to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent.

In the first three months of 2016, non-IFRS exclusions increased SG&A expenses by EUR 224 million, primarily related to transaction and integration related costs, as well as the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent.

In the first three months of 2016, non-IFRS exclusions had a net negative impact on other income and expenses of EUR 25 million, primarily related to EUR 23 million of restructuring and associated charges for Nokia’s cost reduction and efficiency improvement initiatives. The related annual cost savings are expected to be approximately EUR 15 million, and the related cash outflows are expected to be approximately EUR 20 million.

Profit attributable to the shareholders of the parent

In the first three months of 2016, non-IFRS exclusions from profit attributable to the shareholders of the parent of EUR 680 million was attributable to non-IFRS exclusions that affected financial income and expenses and income taxes as follows:

In the first three months of 2016, non-IFRS exclusions had a negative impact on financial income and expenses of EUR 36 million, related to the early redemption of the Alcatel Lucent 2017 and 2020 high yield bonds in February 2016.

In the first three months of 2016, non-IFRS exclusions of EUR 340 million had a positive impact on income taxes, primarily related to purchase price allocation items and special items, which resulted in a lower profit before tax.

Cash and cash flow

Nokia change in net cash and other liquid assets

		Nokia standalone historicals(2)
EUR million, at end of period(1)	Q1’16	Q4’15	YTD change
Total cash and other liquid assets	12 486	9 849	27%
Net cash and other liquid assets	8 246	7 775	6%

(1)         Total cash and other liquid assets consist of the following line items from our consolidated statement of financial position: Cash and cash equivalents (bank and cash as well as available-for-sale investments, cash equivalents), available-for sale investments, liquid assets and investments at fair value through profit and loss, liquid assets. Net cash and other liquid assets equals total cash and other liquid assets less long-term interest-bearing liabilities (including the current portion thereof) and less short-term borrowings.

(2)         Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

In the first three months of 2016, Nokia’s total cash and other liquid assets increased by EUR 2 637 million and Nokia’s net cash and other liquid assets increased by EUR 471 million.

Foreign exchange rates had an approximately EUR 110 million positive impact on net cash.

On a sequential basis, net cash and other liquid assets were affected by the following factors:

In the first three months of 2016, Nokia’s net cash from operating activities was negative EUR 1.6 billion:

•             Nokia’s adjusted net profit before changes in net working capital was EUR 298 million in the first three months of 2016.

•             Total cash outflows related to working capital of approximately EUR 1.6 billion. Nokia had approximately EUR 180 million of restructuring-related cash outflows in the first three months of 2016, primarily related to previous cost savings programs. Excluding this, net working capital generated a decrease in net cash of approximately EUR 1.4 billion, primarily due to a decrease in short-term liabilities, an increase in inventories and an increase in receivables.

•                  The cash outflows of approximately EUR 1.1 billion related to short-term liabilities were primarily due to a decline in accounts payable of approximately EUR 650 million (of which approximately EUR 350 million related to our actions to harmonize working capital processes and practices, particularly in the area of payables, and approximately EUR 300 million was attributable to seasonality), the termination of Alcatel-Lucent’s license agreement with Qualcomm which resulted in approximately EUR 280 million of cash outflows and a decline in accrued expenses and other short-term liabilities of approximately EUR 200 million.

•                  The cash outflows of approximately EUR 40 million related to the increase in receivables were primarily due to cash outflows of approximately EUR 1.0 billion related to reductions in the sale of receivables (debt-like items), in accordance with our Capital Structure Optimization Program.

This was almost completely offset by cash inflows related to a seasonal decline in receivables and cash inflows related to the catch-up payment from the Samsung arbitration award.

•                  The cash outflows related to a seasonal increase in inventories were approximately EUR 220 million.

•             In addition, Nokia had cash outflows of approximately EUR 130 million related to income taxes and cash outflows of approximately EUR 170 million related to net interest.

In the first three months of 2016, Nokia’s net cash inflows from investing activities primarily related to an increase in net cash of approximately EUR 2.0 billion related to the acquired net cash and other liquid assets of Alcatel-Lucent, partially offset by approximately EUR 80 million of capital expenditures.

Shares

The total number of Nokia shares on March 31, 2016, equaled 5 775 945 340. On March 31, 2016, Nokia and its subsidiary companies owned 64 100 958 Nokia shares, representing approximately 1.1% of the total number of Nokia shares and voting rights.

Financial statements

Consolidated income statement (condensed, unaudited)

	Reported	Reported	Reported	Non- IFRS	Non- IFRS	Non- IFRS
EUR million	Q1’16	Q1’15	Q4’15	Q1’16	Q1’15	Q4’15
Net sales (notes 2, 3, 4)	5 499	2 935	3 609	5 603	2 935	3 609
Cost of sales	(3 945)	(1 751)	(1 916)	(3 398)	(1 749)	(1 916)
Gross profit (notes 2, 3)	1 554	1 184	1 693	2 205	1 186	1 693
Research and development expenses	(1 238)	(543)	(540)	(1 081)	(536)	(531)
Selling, general and administrative expenses	(988)	(393)	(507)	(764)	(383)	(437)
Other income and expenses (note 10)	(40)	(19)	(3)	(15)	(19)	11
Operating (loss)/profit (notes 2, 3)	(712)	228	643	345	248	736
Share of results of associated companies and joint ventures	2	19	17	2	19	17
Financial income and expenses (note 10)	(103)	(28)	(46)	(67)	(28)	(46)
(Loss)/profit before tax (note 2)	(813)	219	615	280	239	707
Income tax benefit/(expense) (note 9)	200	(49)	(115)	(140)	(56)	(132)
(Loss)/profit from continuing operations (note 2)	(613)	169	499	139	184	575
(Loss)/profit attributable to equity holders of the parent	(528)	169	498	152	183	574
Non-controlling interests	(85)	1	1	(13)	1	1
Profit from discontinued operations (note 7)	15	8	1 292	0	16	59
Profit attributable to equity holders of the parent	15	8	1 292	0	16	59
Non-controlling interests	0	0	0	0	0	0
(Loss)/profit for the period	(598)	178	1 791	139	200	634
(Loss)/profit attributable to equity holders of the parent	(513)	177	1 790	152	199	633
Non-controlling interests	(85)	0	1	(13)	0	1
Earnings per share, EUR (for profit/(loss) attributable to the equity holders of the parent)
Basic earnings per share
Continuing operations	(0.09)	0.05	0.13	0.03	0.05	0.15
Discontinued operations	0.00	0.00	0.34	0.00	0.00	0.02
(Loss)/profit for the period	(0.09)	0.05	0.47	0.03	0.05	0.17
Diluted earnings per share
Continuing operations	(0.09)	0.05	0.13	0.03	0.05	0.15
Discontinued operations	0.00	0.00	0.33	0.00	0.00	0.01
(Loss)/profit for the period	(0.09)	0.05	0.45	0.03	0.05	0.16
Average number of shares (‘000 shares)
Basic
Continuing operations	5 649 844	3 639 959	3 793 985	5 649 844	3 639 959	3 793 985
Discontinued operations	5 649 844	3 639 959	3 793 985	5 649 844	3 639 959	3 793 985
(Loss)/profit for the period	5 649 844	3 639 959	3 793 985	5 649 844	3 639 959	3 793 985
Diluted
Continuing operations	5 668 917	3 958 096	3 947 477	5 668 917	3 958 096	3 947 477
Discontinued operations	5 668 917	3 958 096	3 947 477	5 668 917	3 958 096	3 947 477
(Loss)/profit for the period	5 668 917	3 958 096	3 947 477	5 668 917	3 958 096	3 947 477
Interest expense, net of tax, on convertible bonds	0	(11)	(3)	0	(11)	(3)
From continuing operations:
Depreciation and amortization (notes 2, 3)	(406)	(68)	(75)	(136)	(50)	(54)
Share-based payment (note 2)	20	15	20	20	15	20

The notes are an integral part of these consolidated financial statements. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Consolidated statement of comprehensive income (condensed, unaudited)

	Reported	Reported	Reported
EUR million	Q1’16	Q1’15	Q4’15

(Loss)/Profit for the period	(598)	178	1 791

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements on defined benefit pensions	(465)	(63)	17
Income tax related to items that will not be reclassified to profit or loss	159	19	(7)
Items that may be reclassified subsequently to profit or loss:
Translation differences	(679)	691	(1 497)
Net investment hedges	47	(238)	474
Cash flow hedges	23	(80)	(23)
Available-for-sale investments (note 10)	(61)	157	91
Other increase/(decrease), net	1	(1)	(1)
Income tax related to items that may be reclassified subsequently to profit or loss	(11)	61	(111)

Other comprehensive (expense)/income, net of tax	(986)	546	(1 057)

Total comprehensive (expense)/income	(1 584)	724	734

Attributable to:
Equity holders of the parent	(1 414)	717	732
Non-controlling interests	(170)	7	2
	(1 584)	724	734

Attributable to equity holders of the parent:
Continuing operations	(1 429)	392	584
Discontinued operations (note 7)	15	325	148
	(1 414)	717	732

Attributable to non-controlling interest:
Continuing operations	(170)	7	2
Discontinued operations (note 7)	0	0	0
	(170)	7	2

The notes are an integral part of these consolidated financial statements. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Consolidated statement of financial position, reported (condensed, unaudited)

EUR million	March 31, 2016	March 31, 2015	December 31, 2015
ASSETS
Goodwill	5 137	2 894	237
Other intangible assets	5 858	373	323
Property, plant and equipment	2 012	780	695
Investments in associated companies and joint ventures	102	78	84
Available-for-sale investments (note 10)	1 098	1 028	1 004
Deferred tax assets (note 9)	5 308	2 869	2 634
Other non-current financial assets (note 10)	178	37	49
Defined benefit pension assets (note 8)	2 819	32	25
Other non-current assets	373	45	51
Non-current assets	22 886	8 137	5 102
Inventories	2 699	1 437	1 014
Accounts receivable, net of allowances for doubtful accounts (note 10)	6 556	3 583	3 913
Prepaid expenses and accrued income	1 479	990	749
Social security, VAT and other indirect taxes	702	297	258
Divestment related receivables	145	213	160
Other	632	480	331
Current income tax assets	313	193	171
Other financial assets (note 10)	228	160	128
Investments at fair value through profit and loss, liquid assets (note 10)	700	553	687
Available-for-sale investments, liquid assets (note 10)	2 443	2 174	2 167
Cash and cash equivalents (note 10)	9 343	4 789	6 995
Current assets	23 761	13 878	15 824
Assets held for sale	9	0	0
Total assets	46 656	22 015	20 926

The notes are an integral part of these consolidated financial statements. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

	March 31, 2016	March 31, 2015	December 31, 2015
SHAREHOLDERS’ EQUITY AND LIABILITIES
Share capital	246	246	246
Share issue premium	359	393	380
Treasury shares at cost	(706)	(732)	(718)
Translation differences	(282)	1 595	292
Fair value and other reserves	(123)	66	204
Reserve for invested non-restricted equity	15 448	3 081	3 820
Retained earnings	5 789	4 517	6 279
Capital and reserves attributable to equity holders of the parent	20 731	9 165	10 502
Non-controlling interests	1 645	60	21
Total equity	22 375	9 225	10 523
Long-term interest-bearing liabilities (notes 10, 14)	3 995	2 753	2 023
Deferred tax liabilities (note 9)	530	36	62
Defined benefit pension and post-retirement liabilities (note 8)	5 175	596	423
Deferred revenue and other long-term liabilities	1 437	1 624	1 254
Advance payments and deferred revenue	1 196	1 586	1 235
Other (note 10)	242	38	20
Provisions (note 11)	439	282	250
Non-current liabilities	11 576	5 291	4 011
Current portion of interest-bearing liabilities (notes 10, 14)	4	1	1
Short-term borrowing (note 10)	241	90	50
Other financial liabilities (note 10)	285	169	113
Current income tax liabilities	551	531	446
Accounts payable (note 10)	3 483	2 317	1 910
Accrued expenses, deferred revenue and other liabilities	6 924	3 844	3 395
Advance payments and deferred revenue	3 085	1 993	1 857
Salaries, wages and social charges	1 887	1 048	891
Other	1 952	802	647
Provisions (note 11)	1 216	548	476
Current liabilities	12 704	7 499	6 391
Total shareholders’ equity and liabilities	46 656	22 015	20 926

Interest-bearing liabilities, EUR million	4 240	2 844	2 074
Shareholders’ equity per share, EUR	3.63	2.53	2.67
Number of shares (1 000 shares, shares owned by Group companies are excluded)	5 711 844	3 623 802	3 939 195

Consolidated statement of cash flows, reported (condensed, unaudited)

EUR million	Q1’16	Q1’15	Q4’15
Cash flow (used in)/from operating activities
Profit for the period	(598)	178	1 791
Adjustments, total (note 15)	896	190	(982)
Change in net working capital (note 15)	(1 585)	(500)	(266)
Cash (used in)/generated from operations (note 15)	(1 287)	(132)	543
Interest received	21	18	7
Interest paid	(187)	16	(49)
Income taxes, net paid	(130)	(101)	(41)
Net cash (used in)/from operating activities	(1 583)	(199)	460
Cash flow from/(used in) investing activities
Acquisition of businesses, including acquired cash	6 155	(47)	0
Purchase of current available-for-sale investments, liquid assets	(905)	(835)	(871)
Purchase of investments at fair value through profit and loss, liquid assets	0	(102)	(99)
Purchase of non-current available-for-sale investments	(11)	(20)	(31)
Proceeds from/(payment of) other long-term loans receivable	19	(1)	0
(Payment of)/proceeds from short-term loans receivable	(18)	23	27
Capital expenditures (note 15)	(83)	(70)	(92)
Proceeds from disposal of businesses, net of disposed cash	(24)	0	2 540
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	971	781	455
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	5	0	0
Proceeds from sale of non-current available-for-sale investments	53	3	74
Proceeds from sale of property, plant and equipment and intangible assets	2	2	(1)
Net cash from/(used in) investing activities	6 164	(266)	2 002
Cash flow (used in)/from financing activities
Proceeds from stock option exercises	8	0	0
Purchase of treasury shares	0	(164)	0
Purchase of a subsidiary’s equity instruments	0	0	(27)
Proceeds from long-term borrowings	0	204	19
Repayment of long-term borrowings	(1 922)	(1)	0
Payment of short-term borrowings	(233)	(23)	(24)
Dividends paid and other contributions to shareholders	0	(5)	0
Net cash (used in)/from financing activities	(2 147)	11	(32)
Foreign exchange adjustment	(86)	73	14
Net increase/(decrease) in cash and cash equivalents	2 348	(381)	2 444
Cash and cash equivalents at beginning of period	6 995	5 170	4 551
Cash and cash equivalents at end of period	9 343	4 789	6 995

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

Consolidated statement of changes in shareholders’ equity, reported (condensed, unaudited)

EUR million	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Equity holders of the parent	Non- controlling interest	Total equity
January 1, 2015	246	439	(988)	1 099	22	3 083	4 710	8 611	58	8 669
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	(46)	0	0	(46)	0	(46)
Translation differences	0	0	0	686	0	0	0	686	7	693
Net investment hedges, net of tax	0	0	0	(190)	0	0	0	(190)	0	(190)
Cash flow hedges, net of tax	0	0	0	0	(64)	0	0	(64)	0	(64)
Available-for-sale investments, net of tax (note 10)	0	0	0	0	152	0	0	152	0	152
Other increase, net	0	0	0	0	2	0	0	2	0	2
Profit for the period	0	0	0	0	0	0	177	177	0	178
Total comprehensive income	0	0	0	496	44	0	177	717	7	724
Share-based payment	0	10	0	0	0	0	0	10	0	10
Excess tax benefit on share-based payment	0	2	0	0	0	0	0	2	0	2
Settlement of performance and restricted shares	0	(1)	2	0	0	(2)	0	(1)	0	(1)
Acquisition of treasury shares	0	0	(173)	0	0	0	0	(173)	0	(173)
Cancellation of treasury shares	0	0	427	0	0	0	(427)	0	0	0
Dividends	0	0	0	0	0	0	0	0	(5)	(5)
Convertible bond - equity component	0	(57)	0	0	0	0	57	0	0	0
Total of other equity movements	0	(46)	256	0	0	(2)	(370)	(162)	(5)	(167)
March 31, 2015	246	393	(732)	1 595	66	3 081	4 517	9 165	60	9 225

January 1, 2016	246	380	(718)	292	204	3 820	6 279	10 503	21	10 524
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	(289)	0	0	(289)	(18)	(307)
Translation differences	0	0	0	(613)	0	0	0	(613)	(67)	(680)
Net investment hedges, net of tax	0	0	0	38	0	0	0	38	0	38
Cash flow hedges, net of tax	0	0	0	0	18	0	0	18	0	18
Available-for-sale investments, net of tax (note 10)	0	0	0	0	(58)	0	0	(58)	0	(58)
Other increase, net	0	0	0	0	1	0	2	3	0	3
(Loss) for the period	0	0	0	0	0	0	(513)	(513)	(85)	(598)
Total comprehensive income	0	0	0	(575)	(328)	0	(511)	(1 414)	(170)	(1 584)
Share-based payment	0	12	0	0	0	0	0	12	0	12
Excess tax benefit on share-based payment	0	(1)	0	0	0	0	0	(1)	0	(1)
Settlement of performance and restricted shares	0	(7)	12	0	0	(9)	0	(4)	0	(4)
Stock options exercise	0	7	0	0	0	1	0	8	0	8
Acquisitions through business combinations	0	0	0	0	0	11 616	0	11 616	1 814	13 430
Equity issuance costs related to acquisitions	0	0	0	0	0	(16)	0	(16)	0	(16)
Acquisition of non-controlling interests	0	0	0	1	1	36	(17)	21	(21)	0
Vested portion of share-based payment awards related to acquisitions	0	6	0	0	0	0	0	6	0	6
Convertible bond - equity component	0	(38)	0	0	0	0	38	0	0	0
Total of other equity movements	0	(21)	12	1	1	11 628	21	11 642	1 793	13 435
March 31, 2016	246	359	(706)	(282)	(123)	15 448	5 789	20 731	1 645	22 375

The notes are an integral part of these consolidated financial statements.

Notes to Financial statements

1. Basis of preparation

The unaudited, consolidated, condensed interim financial statements of Nokia have been prepared in accordance with International Accounting Standard 34 (“IAS 34, Interim Financial Reporting”). The condensed interim financial statements should be read in conjunction with the annual financial statements for 2015, which have been prepared in accordance with IFRS as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in these interim financial statements as were followed in the annual financial statements for 2015, except as described below in relation to the new segment reporting structure.

These interim financial statements were authorized for issue by management on May 9, 2016.

Non-IFRS measures presented in this document exclude certain special items for all periods, such as goodwill impairment charges and restructuring related items. In addition, non-IFRS results exclude intangible asset amortization and other purchase price accounting-related items arising from business acquisitions. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Nokia may not be comparable to similarly titled amounts used by other companies or persons.

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information.

As of the first quarter 2016, Nokia has revised its financial reporting structure. We have two businesses: Nokia’s Networks business and Nokia Technologies, and three reportable segments for financial reporting purposes: Ultra Broadband Networks and IP Networks and Applications within Nokia’s Networks business and Nokia Technologies. We also present certain segment data for Group Common and Other as well as discontinued operations. Numbers are always presented for the continuing operations of Nokia, unless otherwise indicated. Below is a description of our three reportable segments.

• Ultra Broadband Networks is composed of the Mobile Networks and Fixed Networks business groups (operating segments). The Mobile Networks business group offers end-to-end mobile networking solutions comprising hardware, software and services for telecommunications operators, enterprises and related markets/verticals such as public safety and Internet of Things. The Fixed Networks business group provides copper and fiber access products, solutions, and services.

• IP Networks and Applications is composed of the IP/Optical Networks and Applications & Analytics business groups (operating segments). The IP/Optical Networks business group provides the key IP routing and optical transport systems, software and services to build high capacity network infrastructure for the internet and global connectivity. The Applications & Analytics business group offers software solutions spanning customer experience management, network operations and management, communications and collaboration, policy and charging, as well as Cloud, IoT, security, and analytics platforms that enable digital services providers and enterprises to accelerate innovation, monetize services, and optimize their customer experience.

• Nokia Technologies has two main objectives: To drive growth and renewal in its existing patent licensing business; and to build new businesses for Nokia, based on breakthrough innovation in key technologies and products, in the areas of Digital Media and Digital Health.

Group Common and Other includes the Alcatel Submarine Networks and Radio Frequency Systems businesses, both of which are being managed as separate entities. In addition, Group Common and Other includes Bell Labs’ operating expenses, as well as certain corporate-level and centrally-managed operating expenses.

Additionally, as a result of the sale of the HERE business announced on August 3, 2015, where Nokia sold its HERE business on December 4, 2015, and of the transaction announced on September 3, 2013, where Nokia sold substantially all of its Devices & Services business on April 25, 2014, the HERE and the Devices & Services businesses have been presented as discontinued operations on which we report certain separate information.

The comparative financial information presented in these interim financial statements has been prepared to reflect the financial results of the continuing operations of Nokia as if the new financial reporting structure had been in operation for the full year 2015. Certain accounting policy alignments, adjustments and reclassifications have been necessary, and these are explained in the “Basis of preparation” section of the stock exchange release published on April 22, 2016. These adjustments include also reallocation of items of costs and expenses based on their nature and changes to the definition of the line items in the combined company accounting policies, which affect also numbers presented in these interim financial statements for 2015.

In the first quarter of 2016, Nokia acquired two businesses. On April 15, 2015 Nokia and Alcatel-Lucent announced their intention to combine to create an innovation leader in next generation technology and services for an IP connected world. Nokia obtained control of Alcatel-Lucent on January 4, 2016 through a public exchange offer in France and in the United States. The purchase accounting was not finalized at the end of Q1 2016 (note 6, Acquisitions). In addition, the acquisition of Nakina Systems, a Canadian software firm, complements Nokia’s existing security portfolio and helps its customers meet the growing requirements of network security. Nokia acquired the business on March 31, 2016. The purchase accounting was not finalized at the end of Q1 2016.

Nokia has engaged to the re-organization and integration of its current business activities in China — including the operations in Alcatel-Lucent Shanghai Bell (“ASB”). ASB is owned by Alcatel-Lucent (50% plus one share) and China Huaxin Post & Telecommunication Economy Development Center (“China Huaxin”, 50% minus one share). In August 2015, Nokia and China Huaxin signed a memorandum of understanding (“MoU”) confirming their intention to combine Nokia’s telecommunications infrastructure businesses in China (“Nokia China”) and ASB into a new joint venture. As agreed under the MoU, Nokia expects to hold 50% plus one share in the new joint venture, with China Huaxin holding the remaining shares. Fair value compensation would be received for the contribution of relevant assets to the joint venture. The new joint venture is planned to operate under the English name of Nokia Shanghai Bell and would be registered in the China (Shanghai) Pilot Free Trade Zone.

Amendments to IAS 1 and Improvements to IFRSs 2012-2014 cycle

On January 1, 2016, Nokia adopted amendments to multiple IFRS standards, which resulted from the amendments to IAS 1 and the IASB’s annual improvement project for the 2012-2014 cycles. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes, most visibly through additional guidance on use of judgment in applying materiality in aggregation and disaggregation of line items and more generally in the presentation in the financial statements.

Currency exposures, NOKIA, Continuing Operations, approximately (unaudited)

			Nokia standalone historicals		Nokia standalone historicals
	Q1’16		Q1’15		Q4’15
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~20%	~25%	~30%	~30%	~35%	~30%
USD	~50%	~40%	~35%	~30%	~35%	~35%
JPY	~5%	~5%	~10%	~5%	~5%	~5%
CNY	~10%	~10%	~10%	~15%	~10%	~10%
Other	~15%	~20%	~15%	~20%	~15%	~20%
Total	100%	100%	100%	100%	100%	100%

End of Q1’16 balance sheet rate 1 EUR = 1.14 USD

End of Q1’15 balance sheet rate 1 EUR = 1.08 USD

End of Q4’15 balance sheet rate 1 EUR = 1.09 USD

2. Non-IFRS to reported reconciliation, Continuing Operations (unaudited)

In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS results exclude certain special items for all periods, such as goodwill impairment charges and restructuring related items. In addition, non-IFRS results exclude intangible asset amortization and other purchase price accounting related items arising from business acquisitions. We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

	Non-IFRS	Non-IFRS exclusions	Reported	Non- IFRS	Non-IFRS exclusions	Reported
EUR million	Q1’16	Q1’16	Q1’16	Q1’15	Q1’15	Q1’15
Net sales (1)	5 603	(104)	5 499	2 935	0	2 935
Cost of sales (2)	(3 398)	(547)	(3 945)	(1 749)	(2)	(1 751)
Gross profit	2 205	(651)	1 554	1 186	(2)	1 184
% of net sales	39.4%		28.3%	40.4%		40.3%
Research and development expenses (3)	(1 081)	(157)	(1 238)	(536)	(7)	(543)
% of net sales	19%		23%	18%		19%
Selling, general and administrative expenses (4)	(764)	(224)	(988)	(383)	(10)	(393)
% of net sales	14%		18%	13%		13%
Other income and expenses (5)	(15)	(25)	(40)	(19)	0	(19)
Operating profit/(loss)	345	(1 057)	(712)	248	(20)	228
% of net sales	6.2%		(12.9)%	8.4%		7.8%
Share of results of associated companies and joint ventures	2	0	2	19	0	19
Financial income and expenses (6)	(67)	(36)	(103)	(28)	0	(28)
Profit/(loss) before tax	280	(1 093)	(813)	239	(20)	219
Income tax (expense)/benefit (7)	(140)	340	200	(56)	6	(49)
Profit/(loss) from continuing operations	139	(752)	(613)	184	(15)	169
Equity holders of the parent	152	(680)	(528)	183	(14)	169
Non-controlling interests	(13)	(72)	(85)	1	0	1
Depreciation and amortization	(136)	(270)	(406)	(50)	(18)	(68)
EBITDA	483	(787)	(304)	317	(2)	315
Share-based payment	20	0	20	15	0	15

(1) Working capital related purchase price allocation adjustment (deferred revenue step-down) of EUR 104 million in Q1’16.

(2) Working capital related purchase price allocation adjustment (inventory step-up) of EUR 509 million in Q1’16. Amortization of acquired intangible assets of EUR 2 million in Q1’16 and amortization of inventory of EUR 2 million in Q1’15. Transaction and other related costs of EUR 30 million in Q1’16. Shift plan related costs of EUR 7 million in Q1’16.

(3) Amortization of acquired intangible assets of EUR 158 million in Q1’16 and EUR 7 million in Q1’15. Transaction and other related costs of EUR 1 million in Q1’16. Reversals of prior special items of EUR 3 million in Q1’16.

(4) Amortization of acquired intangible asset of EUR 104 million in Q1’16 and EUR 10 million in Q1’15. Transaction and other related costs of EUR 121 million in Q1’16.

(5) Restructuring, cost reduction and associated charges of EUR 23 million in Q1’16. Transaction and other related costs of EUR 2 million in Q1’16.

(6) Financial expense of EUR 36 million in Q1’16 related to the redemption of the USD 1 850 million aggregate amount of senior notes issued by Alcatel Lucent USA Inc.

(7) Tax impacts of the above special items.

EUR million	Q1’16	Q1’15
Non-IFRS operating profit	345	248
Working capital related purchase price allocation adjustments (1)	(613)	0
Amortization of acquired intangible assets (2)	(263)	(20)
Transaction and related costs, including integration costs related to Alcatel-Lucent (3)	(154)	0
Restructuring, cost reduction & associated charges (4)	(23)	0
Shift Plan related costs (5)	(7)	0
Reversals of prior special items (6)	3	0
Reported operating (loss)/profit	(712)	228

Non-IFRS profit for the period	139	184
Total non-IFRS exclusions from operating profit	(1 057)	(20)
Financial income and expenses (7)	(36)	0
Income tax benefit (8)	341	6
Reported (loss)/profit for the period	(613)	169

(1) Includes purchase price allocations related to net sales of EUR 104 million and cost of sales of EUR 509 million in Q1’16.

(2) Includes cost of sales of EUR 2 million, research and development expenses of EUR 158 million and selling, general and administrative expenses of EUR 104 million relating to amortization of acquired intangible assets in Q1’16. Includes cost of sales of EUR 2 million, research and development expenses of EUR 7 million and selling, general and administrative expenses of EUR 10 million relating to amortization of acquired intangible assets and inventory in Q1’15.

(3) Includes cost of sales of EUR 30 million, research and development expenses of EUR 1 million, selling, general and administrative expenses of EUR 121 million and other expenses of EUR 2 million in Q1’16.

(4) Includes other expenses of EUR 23 million in Q1’16.

(5) Includes cost of sales of EUR 7 million in Q1’16.

(6) Includes reversal of EUR 3 million related to research and development expenses in Q1’16.

(7) Includes financial expense of EUR 36 million in Q1’16 related to the redemption of the USD 1 850 million aggregate amount of senior notes issued by Alcatel Lucent USA Inc.

(8) Includes tax impacts of the above non-IFRS exclusions.

3. Segment information and eliminations, NOKIA, Continuing Operations (unaudited)

We have two businesses: Nokia’s Networks business and Nokia Technologies, and three reportable segments for financial reporting purposes: Ultra Broadband Networks and IP Networks and Applications within Nokia’s Networks business and Nokia Technologies. We also present certain segment data for Group Common and Other as well as discontinued operations. Numbers are always presented for the continuing operations of Nokia, unless otherwise indicated.

We have aggregated Fixed Networks and Mobile Networks operating segments to one reportable segment Ultra Broadband Networks and IP/Optical Networks and Applications & Analytics operating segments to one reportable segment IP Networks and Applications. The aggregated operating segments have similar economic characteristics and have similar products, production processes, distribution methods and customers, as well as operate in a similar regulatory environment.

The chief operating decision maker receives monthly financial information for the Nokia’s operating and reportable segments. Key financial performance measures of the reportable segments include primarily net sales and operating profit. The chief operating decision maker evaluates the performance of the segments and allocates resources to them based on operating profit.

Ultra Broadband Networks

Ultra Broadband Networks is composed of the Mobile Networks and Fixed Networks business groups.

The Mobile Networks business group offers an industry-leading portfolio of end-to-end mobile networking solutions comprising hardware, software and services for telecommunications operators, enterprises and related markets/verticals such as public safety and Internet of Things. The Mobile Networks business group consists of the following:

• Radio Networks, which includes macro radio access network (“RAN”) offerings for mobile data and voice communication using existing 2G, 3G and LTE technology, as well as evolution to the future 5G standard.

• Mobile Networks Global Services, which supports customers with the design, deployment, optimization, operation and maintenance of mobile networks, adding value to customers through the breadth, quality, efficiency and innovation of its services across five business areas: Network Planning & Optimization, Network Implementation, Systems Integration, Managed Services and Care.

• Advanced Mobile Networks Solutions, which creates end-to-end innovative solutions, and is responsible for the portfolios for Internet of Things Connectivity, Public Sector solutions, such as public safety and Microwaves. It is also responsible for Nokia’s award winning Small cells portfolio and unlicensed solutions such as Wi-Fi and MulteFire. The unit is targeting mobile operators as well as vertical businesses.

• Converged Core is the cloud computing powerhouse for Mobile Networks. This group is responsible for a market leading portfolio in the areas of 3G Core, IMS / VoLTE, SDM, Cloud and virtualized software / infrastructure.

The Fixed Networks business group provides copper and fiber access products, solutions and services. The portfolio allows for a customized combination of technologies that brings fiber to the most economical point for the customer. The Fixed Networks business group consists of the following:

• Broadband Access, which consists of advanced copper based solutions such as very high rate digital subscriber line (“VDSL2”), and innovative vectoring technology to reduce cross-talk interference and improve performance. The Fixed Networks business group is also developing fiber to the home solutions, such as Gigabit Passive Optical Networks (“GPON”) and leading in next-generation fiber access technologies like TWDM-PON.

• The Digital Home unit is responsible for development of the broadband network termination equipment located at the users’ premises. The main focus is on devices that enable connectivity of users in fiber based network. Recently, the scope is expanding towards specialized models for businesses and enterprises, including Residential Gateway (RGW) and Internet of Things functions.

• Access Management Solutions provides features required to operate end-to-end fixed networks. The solution also includes value added applications that streamline operations and significantly reduce the operational costs.

• Fixed Networks Services, which is comprised of deployment, maintenance and professional services such as copper and fiber broadband evolution, public switched telephone network transformation, site implementation and outside plant, as well as multi-vendor maintenance.

IP Networks and Applications

IP Networks and Applications is composed of the IP/Optical Networks and Applications & Analytics business groups.

The IP/Optical Networks business group provides the key IP routing and optical transport systems, software and services to build high capacity network infrastructure for the internet and global connectivity. The IP/Optical Networks business group consists of the following:

•    IP Routing, which includes solutions for advanced residential, business and mobile services spanning the IP core, IP edge, Mobile Packet Core and IP/Ethernet metro and access. It also includes Nuage Networks, which makes datacenter and branch network resources as readily consumable and efficient as cloud computing and storage. It also includes Video, which leverages the latest in cloud and streaming technologies to efficiently deliver an exceptional video experience.

•    Optics includes Wavelength Division Multiplexing and wavelength routing, allowing for high data capacity by multiplexing many wavelengths over each fiber and programmability by dynamically routing wavelengths across the network.

The Applications & Analytics business group offers software solutions spanning customer experience management, network operations and management, communications and collaboration, policy and charging, as well as Cloud, IoT, security, and analytics platforms that enable digital services providers and enterprises to accelerate innovation, monetize services, and optimize their customer experience. The Applications & Analytics business group consists of the following:

•    Customer Experience Management which includes software for multi-channel customer care and connected device management for fixed, mobile and enterprise, including workflows and service assurance.

•    Emerging Businesses, which includes software that spans across Analytics, Security, Cloud and Internet of Things (IoT).

•    Network and services operations software that lets customers manage and automate multivendor networks.

•    Policy and charging software that helps hundreds of service providers around the world generate revenue from innovative service offers and introduce new business models.

•    Application & Analytics Services includes service and consulting expertise that transforms our customers’ network solutions and helps them achieve real value.

Nokia Technologies

The Nokia Technologies business group has two main objectives: To drive growth and renewal in its existing patent licensing business; and to build new businesses for Nokia, based on breakthrough innovation in key technologies and products, in the areas of Digital Media and Digital Health.

•    As of the first quarter 2016, the majority of net sales and the related costs and expenses attributable to licensing and patenting the separate patent portfolios of Nokia Technologies, Nokia’s Networks business, and Bell Labs will be recorded in Nokia Technologies. Each reportable segment will continue to separately record its research and development expenses.

Group Common and Other

Nokia also reports segment-level data for Group Common and Other.

•    As of the first quarter 2016, Group Common and Other includes the Alcatel Submarine Networks and Radio Frequency Systems businesses, both of which are being managed as separate entities. In addition, Group Common and Other includes Bell Labs’ operating expenses, as well as certain corporate-level and centrally-managed operating expenses.

Accounting policies of the segments are the same as those described in note 1, Accounting principles of our Annual Report on Form 20-F for 2015. The Group accounts for inter-segment revenues and transfers as if the revenues were to third parties, that is, at current market prices.

Q1’16 EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Nokia Networks Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	3 729	1 452	5 181	198	236	(11)	5 603	(104)	5 499
Cost of sales	(2 391)	(806)	(3 197)	(2)	(210)	11	(3 398)	(547)	(3 945)
Gross profit	1 338	646	1 984	195	26	0	2 205	(651)	1 554
% of net sales	35.9%	44.5%	38.3%	98.5%	11.0%		39.4%		28.3%

Research and development expenses	(616)	(335)	(951)	(58)	(73)	0	(1 081)	(156)	(1 238)
% of net sales	17%	23%	18%	29%	31%		19%		23%

Selling, general and administrative expenses	(479)	(199)	(677)	(32)	(55)	0	(764)	(224)	(988)
% of net sales	13%	14%	13%	16%	23%		14%		18%

Other income and expenses	(9)	(10)	(19)	0	3	0	(15)	(25)	(40)
Operating profit/(loss)	234	103	337	106	(99)	0	345	(1 057)	(712)
% of net sales	6.3%	7.1%	6.5%	53.5%	(41.9)%		6.2%		(12.9)%
Depreciation and amortization	(89)	(34)	(123)	(2)	(12)	0	(136)	(270)	(406)
Share of results of associated companies and joint ventures	2	0	2	0	0	0	2	0	2
EBITDA	325	137	462	108	(87)	0	483	(787)	(304)

(1) Mobile Networks net sales of EUR 3 116 million, Fixed Networks net sales of EUR 613 million.

(2) IP Routing net sales of EUR 717 million, Optical Networks net sales of EUR 377 million and Applications & Analytics net sales of EUR 359 million.

(3) Services net sales of EUR 1 919 million.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring related costs, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1’15 EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Nokia Networks Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	2 355	317	2 671	267	0	(4)	2 935	0	2 935
Cost of sales	(1 556)	(194)	(1 750)	(2)	(1)	4	(1 749)	(2)	(1 751)
Gross profit/(loss)	799	122	922	265	(1)	0	1 186	(2)	1 184
% of net sales	33.9%	38.5%	34.5%	99.3%			40.4%		40.3%

Research and development expenses	(383)	(75)	(458)	(58)	(19)	0	(536)	(8)	(543)
% of net sales	16%	24%	17%	22%			18%		19%

Selling, general and administrative expenses	(277)	(67)	(344)	(21)	(18)	0	(383)	(10)	(393)
% of net sales	12%	21%	13%	8%			13%		13%

Other income and expenses	(6)	(3)	(9)	1	(11)	0	(19)	0	(19)
Operating profit/(loss)	133	(22)	111	186	(49)	0	248	(20)	228
% of net sales	5.6%	(6.9)%	4.2%	69.7%			8.4%		7.8%
Depreciation and amortization	(38)	(8)	(46)	(1)	(3)	0	(50)	(18)	(68)
Share of results of associated companies and joint ventures	19	0	19	0	0	0	19	0	19
EBITDA	190	(14)	176	187	(46)	0	317	(2)	315

(1) Mobile Networks net sales of EUR 2 317 million, Fixed Networks net sales of EUR 38 million.

(2) IP Routing net sales of EUR 136 million, Applications & Analytics net sales of EUR 180 million.

(3) Services net sales of EUR 1 266 million.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring related costs, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q4’15 EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Nokia Networks Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	2 815	395	3 210	403	0	(4)	3 609	0	3 609
Cost of sales	(1 748)	(170)	(1 918)	(2)	0	4	(1 916)	0	(1 916)
Gross profit	1 067	224	1 292	401	0	0	1 693	0	1 693
% of net sales	37.9%	56.7%	40.2%	99.5%			46.9%		46.9%

Research and development expenses	(380)	(67)	(447)	(60)	(24)	0	(531)	(9)	(540)
% of net sales	13%	17%	14%	15%			15%		15%

Selling, general and administrative expenses	(303)	(73)	(376)	(33)	(29)	0	(437)	(70)	(507)
% of net sales	11%	18%	12%	8%			12%		14%

Other income and expenses	21	5	26	7	(22)	0	11	(14)	(3)
Operating profit/(loss)	405	90	495	316	(74)	0	736	(93)	643
% of net sales	14.4%	22.8%	15.4%	78.4%			20.4%		17.8%
Depreciation and amortization	(41)	(9)	(51)	(1)	(2)	0	(54)	(21)	(75)
Share of results of associated companies and joint ventures	17	0	17	0	0	0	17	0	17
EBITDA	463	99	562	317	(72)	0	807	(72)	735

(1) Mobile Networks net sales of EUR 2 776 million, Fixed Networks net sales of EUR 39 million.

(2) IP Routing net sales of EUR 147 million, Applications & Analytics net sales of EUR 247 million.

(3) Services net sales of EUR 1 495 million.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring related costs, and certain other items that may not be indicative of Nokia’s underlying business performance.

4. NET SALES BY GEOGRAPHIC AREA, NOKIA, Continuing Operations, reported (unaudited)

			YoY		QoQ
EUR million	Q1’16	Q1’15	change	Q4’15	change
Europe	1 513	881	72%	1 200	26%
Middle East & Africa	389	229	70%	356	9%
Greater China	578	363	59%	482	20%
Asia-Pacific	1 103	876	26%	806	37%
North America	1 572	385	308%	484	225%
Latin America	344	201	71%	281	22%
Total	5 499	2 935	87%	3 609	52%

5. PERSONNEL BY GEOGRAPHIC AREA, NOKIA, Continuing Operations (unaudited)

			YoY		QoQ
	March 31, 2016	March 31, 2015	change	December 31, 2015	change
Europe	38 032	22 105	72%	22 171	72%
Middle East & Africa	4 073	2 357	73%	2 275	79%
Greater China	19 548	9 388	108%	8 485	130%
Asia-Pacific	22 144	16 362	35%	16 663	33%
North America	15 681	3 763	317%	3 665	328%
Latin America	4 311	2 507	72%	2 459	75%
Total	103 789	56 482	84%	55 718	86%

6. ACQUISITIONS, reported (unaudited)

On April 15, 2015, Nokia and Alcatel-Lucent announced their intention to combine through a public exchange offer in France and the United States. Alcatel-Lucent is a global leader in IP networking, ultra-broadband access and cloud applications. The combined company will leverage the combined scale of operations, complementary technologies, portfolios and geographical presence; and unparalleled innovation capabilities to lead in the next generation network technology and services and to create access to an expanded addressable market with improved long-term growth opportunities.

Nokia obtained control of Alcatel-Lucent on January 4, 2016 when the interim results of the successful initial exchange offer were announced by the French stock market authority, Autorité des Marchés Financiers (“AMF”). On January 14, 2016, Nokia reopened its exchange offer, for the outstanding Alcatel-Lucent Securities not tendered during the initial exchange offer period. Nokia has determined that the initial and the reopened exchange offers are linked transactions that are to be considered together as a single arrangement given that the reopened exchange offer is required by AMF general regulation and is based on the same terms and conditions as the initial exchange offer.

As part of the exchange offers, holders of Alcatel-Lucent ordinary shares, Alcatel-Lucent American Depositary Shares (“ALU ADS”) and OCEANE convertible bonds (collectively “Alcatel-Lucent Securities”) could exchange their Alcatel-Lucent Securities for Nokia shares and Nokia American Depositary Shares (“Nokia ADS”) on the basis of 0.55 Nokia share or Nokia ADS for every Alcatel-Lucent share or ALU ADS.

Following the initial and reopened exchange offers, Nokia held 90.34% of the share capital and at least 90.25% of the voting rights of Alcatel-Lucent. On February 12, 2016 Nokia issued a total of 320 701 193 new Nokia shares as consideration for the Alcatel-Lucent securities tendered in the reopened exchange offer.

Nokia is assessing alternatives to obtain at least 95% of the share capital and voting rights of Alcatel-Lucent. With 95% of the share capital and voting rights, Nokia can, in accordance with applicable law and following a buy-out offer, squeeze-out the remaining Alcatel-Lucent Equity Securities, enabling Nokia to obtain 100% of the share capital and voting rights of Alcatel-Lucent.

Alcatel-Lucent Equity Securities acquired by Nokia subsequent to the closing of the reopened exchange offer (including through the squeeze-out) are accounted for as equity transactions with the remaining non-controlling interests in Alcatel-Lucent. As such, any new Nokia shares or cash consideration paid to obtain the additional Alcatel-Lucent Equity Securities are recorded directly within equity against the carrying amount of non-controlling interests.

On February 12, 2016, Nokia converted the OCEANE convertible bonds acquired as part of the initial and reopened exchange offers to Alcatel-Lucent shares.

On February 19, 2016, Nokia announced the issue of 6 501 503 new Nokia shares in exchange for Alcatel-Lucent shares in a private transaction at the 0.55 exchange offer provided in the initial and reopened exchange offers. This transaction was based on a resolution by the Board of Directors on February 18, 2016. This transaction was accounted for as a transaction with the non-controlling interest in Alcatel-Lucent and had a minor impact within equity and non-controlling interests.

Following all transactions that have occurred subsequent to the exchange offers, Nokia’s holding of Alcatel-Lucent share capital amounted to 91.61% as of March 31, 2016.

Purchase consideration

The purchase consideration comprises of the fair value of Alcatel-Lucent Equity Securities obtained through the Exchange Offers, and the fair value of the portion of Alcatel-Lucent stock options and performance shares attributable to pre-combination services that will be settled with Nokia shares. The fair value of the purchase consideration is based on the closing price of Nokia share of EUR 6.58 on NASDAQ Helsinki on January 4, 2016, and the exchange offer ratio of 0.55 Nokia share for every Alcatel-Lucent share.

Provisional estimate of the fair value of the purchase consideration

EUR million
Alcatel-Lucent shares or ADS	10 046
OCEANE convertible bonds	1 570
Consideration attributable to the vested portion of replacement share-based payment awards	6
Provisional estimate of the fair value of the purchase consideration	11 622

Purchase accounting

The purchase accounting of the Alcatel-Lucent acquisition has been started, including the preparation of a purchase price allocation. The purchase price allocation is based on an estimate of the fair value of the assets acquired and liabilities assumed, and is subject to revision when additional analyses are conducted and further information becomes available.

Provisional estimate of the opening statement of financial position for major classes of assets and liabilities

EUR million
Non-current assets
Intangible assets	5 979
Property, plant and equipment	1 408
Deferred tax assets	2 504
Defined benefit pension assets	2 967
Other non-current assets	675
13 533
Current assets
Accounts receivable	2 754
Inventories	2 022
Other current assets	1 397
Cash and cash equivalents	6 193
12 367
Provisional estimate for assets acquired	25 900
Non-current liabilities
Long-term interest-bearing liabilities	4 038
Deferred tax liabilities	554
Pensions and other post-retirement benefits	4 506
Other non-current liabilities	528
9 626
Current liabilities
Current borrowings and other financial liabilities	671
Other current liabilities	7 215
7 886
Provisional estimate for liabilities assumed	17 512

Provisional estimate for net identifiable assets acquired	8 388
Provisional non-controlling interest	1 814
Provisional estimate for net identifiable assets acquired attributable to equity holders of the parent	6 574
Provisional goodwill	5 048
Provisional purchase consideration	11 622

The provisional goodwill arising from the acquisition of Alcatel-Lucent is estimated to amount to EUR 5.0 billion and is primarily attributable to synergies arising from the significant economies of scale and scope that Nokia is expecting to benefit from as part of the new combined entity. The allocation of goodwill for impairment testing purposes has not yet been completed.

Nokia elected to measure the components of non-controlling interests in Alcatel-Lucent (that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation) based on the non-controlling interests’ proportionate share of the fair value of the acquired identifiable net assets. As such, the provisional goodwill excludes the goodwill related to the non-controlling interests. The equity component of the remaining outstanding OCEANEs as well as the outstanding stock options and performance shares that will be settled in Alcatel-Lucent ordinary shares are measured at fair value within non-controlling interests.

Provisional fair values of other intangible assets acquired

		Provisional
	Provisional estimated fair value	amortization period
	EUR million	years
Customer relationships	3 126	10
Technologies	2 208	4
Other	645	7
Provisional estimate for other intangible assets acquired	5 979

Acquisition-related costs of EUR 55 million and EUR 32 million that were not directly attributable to the issue of shares are included in other expenses in the consolidated income statement and in operating cash flows in the consolidated statement of cash flows for the first quarter of 2016 and the year ended December 31, 2015, respectively.

All amounts above are provisional based on management estimates on the acquisition date January 4, 2016. Adjustments that may have a material impact on the provisional purchase accounting will be made. In particular, Nokia expects to conduct further analysis to assess the fair value of the purchase consideration and the fair values of intangible assets, deferred tax assets, inventories, deferred revenue and contingent liabilities. Adjustments to any of these items will impact the provisional estimate of goodwill.

The acquired business contributed revenues of EUR 2 895 million and net loss of EUR 632 million to Nokia for the period from 4 January to 31 March 2016.

These amounts have been calculated using the subsidiary’s results and adjusting them for the accounting policy alignments and these are explained in the “Basis of preparation” section of the stock exchange release published on April 22, 2016.

7. DISCONTINUED OPERATIONS, reported (unaudited)

On August 3, 2015 Nokia announced the sale of the HERE business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG. Subsequent to that date, Nokia has presented the HERE business as discontinued operations excluding items outside the final transaction scope until completion of the sale on December 4, 2015. Accordingly Nokia has also reclassified the comparative periods on the consolidated condensed income statement. Discontinued operations includes the continuing financial effects of the Sale of Devices & Services Business in 2014.

Results of discontinued operations (1)

EUR million	Q1’16	Q1’15	Q4’15
Net sales	2	260	242
Cost of sales	(1)	(68)	(44)
Gross profit	0	192	198
Research and development expenses	0	(129)	(98)
Selling, general and administrative expenses	(3)	(51)	(46)
Other income and expenses	2	0	5
Operating (loss)/profit	(1)	13	60
Financial income and expense	14	7	24
Profit before tax	12	19	84
Income tax (expense)/benefit (2)	(4)	(11)	18
Profit for the period, ordinary activities	8	8	101
Gain on the sale of HERE Business, net of tax (3)	7	0	1 191
Profit from discontinued operations	15	8	1 292
Costs and expenses include:
Depreciation and amortization	0	(13)	0

(1) The amounts presented relate mainly to the results of operations of HERE business.

(2) In Q4’15 income tax expense excludes the tax effects from disposals.

(3) The amounts represent net gain on disposals. The disposal of HERE in Q4’15 was largely tax exempt. The gain on disposal in Q4’15 includes a tax benefit of EUR 120 million, which is due to hedging-related tax deductible losses.

Cash flows from / used in discontinued operations

	Reported	Reported	Reported
EUR million	Q1’16	Q1’15	Q4’15
Net cash (used in)/from operating activities	(4)	10	(47)
Net cash (used in)/from investing activities	(25)	0	2 532
Net cash flow for the period	(29)	10	2 485

8. PENSIONS, RETIREMENT INDEMNITIES AND OTHER POST-RETIREMENT BENEFITS, NOKIA, reported (unaudited)

Nokia operates a number of post-employment plans, group life plans and retiree healthcare plans in various countries. Defined benefit plans expose Nokia to actuarial risks such as interest rate risk, and life expectancy risk as well as investment risk. The characteristics and associated risks of the defined benefit plans vary depending on legal, fiscal, and economic requirements in each country.

95% of Nokia’s total benefit obligations and 96% of Nokia’s plan asset fair values were remeasured as of March 31, 2016. Nokia’s pension and post-retirement obligations in the United States have been remeasured by updated valuations from an external actuary and Nokia’s main pension plans outside of the U.S. (in Germany, United Kingdom, and Belgium) have been re-measured based on a sensitivity analysis. The impact of not re-measuring other pension and post-retirement obligations is considered not material.

The weighted average discount rates used to measure Nokia’s pension and post-retirement obligations of March 31, 2016 have been updated and were as follows:

Discount rates

	Q1’16	Q1’15
U.S. Pension	3.4	3.9
U.S. Post-Retirement healthcare and other	3.0	—
U.S. Post Retirement Life	3.6	—
Euro - Pension	1.7	1.6
U.K. - Pension	3.4	3.2

Change in pension and post-retirement net asset (liability) recognized:

	March 31, 2016			March 31, 2015			December 31, 2015
EUR million	Pension benefits	Post- retirement benefits	Total	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post- retirement benefits	Total

Net asset (liability) recognized at January 1	(398)	0	(398)	(500)	0	(500)	(500)	0	(500)
Current service cost	(36)	0	(36)	(12)	0	(12)	(46)	0	(46)
Interest (expense)/income	4	(24)	(20)	(2)	0	(2)	(9)	0	(9)
Curtailment	(1)	0	(1)	0	0	0	5	0	5
Pension and healthcare plan amendments	0	0	0	0	0	0	(1)	0	(1)
Total recognized in profit	(33)	(24)	(57)	(14)	0	(14)	(51)	0	(51)
Actuarial gains and (losses) for the period	(314)	(147)	(461)	(59)	0	(59)	116	0	116
Change in asset ceiling, excluding amounts included in interest (expense)/income	(8)	0	(8)	0	0	0	(6)	0	(6)
Total recognized in comprehensive income	(322)	(147)	(469)	(59)	0	(59)	110	0	110
Exchange differences	(61)	120	59	(4)	0	(4)	(7)	0	(7)
Contributions and benefits paid	66	(7)	59	13	0	13	39	0	39
Business combinations	1 094	(2 644)	(1 550)	0	0	0	11	0	11
Net asset (liability) recognized at the end of the period	346	(2 702)	(2 356)	(564)	0	(564)	(398)	0	(398)
of which:
- Defined benefit pension assets	2 819	0	2 819	32	0	32	25	0	25
- Pension, retirements indemnities and post-employment benefits liabilities	(2 473)	(2 702)	(5 175)	(596)	0	(596)	(423)	0	(423)

Funded status

	March 31, 2016	March 31, 2015	December 31, 2015
Benefit obligation	(29 137)	(2 045)	(1 840)
Fair value of plan assets	27 080	1 484	1 451
(Unfunded) status	(2 057)	(561)	(389)
Impact of the minimum funding / asset ceiling	(299)	(3)	(9)
Net liability recognized at end of period	(2 356)	(564)	(398)

9. DEFERRED TAXES, NOKIA, reported (unaudited)

At March 31, 2016, Nokia had recognized deferred tax assets of EUR 5.3 billion. The recognition of deferred tax assets is based on offsetting deferred tax liabilities, earnings history and profit projections in the relevant jurisdictions. The majority of Nokia’s recognized deferred tax assets relate to unused tax losses, tax credits and deductible temporary differences in the US (EUR 2.1 billion) and Finland (EUR 2.0 billion). Based on the recent profitability in the US and Finland and the latest forecasts of future financial performance, Nokia has been able to establish a pattern of sufficient tax profitability in the US and Finland to utilize the tax losses, tax credits and deductible temporary differences. Deferred tax assets are not recognized for the portion of the tax losses and tax credits that are expected to expire before they can be utilized.

At March 31, 2016, primarily due to the acquisition of Alcatel-Lucent, Nokia had unrecognized deferred tax assets of approximately EUR 12 billion related to unused tax losses, tax credits and deductible temporary differences. The majority of the unrecognized deferred tax assets relate to France (approximately EUR 6 billion) and US (approximately 5 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits. The unrecognized deferred tax assets in the US relate to net operating losses, capital losses and tax credits that are expected to expire before they can be utilized, partly due to the limitations arising from the ownership change in Alcatel-Lucent acquisition. The majority of US tax losses and tax credits expire before 2025.

At March 31, 2016, Nokia had deferred tax liabilities of EUR 0.5 billion. Majority of the deferred tax liabilities relate to the fair value adjustments on the purchase accounting of Alcatel-Lucent acquisition.

Deferred tax assets and liabilities attributable to the Alcatel-Lucent acquisition are provisional and subject to revision when additional analyses are conducted and further information becomes available (refer to note 6). Deferred tax assets and liabilities may also be impacted by the intended squeeze-out of the remaining Alcatel-Lucent Equity Securities.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS, NOKIA, reported (unaudited)

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities; Level 1 being market values and Level 3 requiring most management judgment. At the end of each reporting period Nokia categorizes its financial assets and liabilities to appropriate level of fair value hierarchy.

	Carrying amounts						Fair value (1)
At March 31, 2016, EUR million	Current available- for-sale financial assets	Non-current available-for-sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total	Total
Available-for-sale investments, carried at fair value	0	789	0	0	0	789	789
Available-for-sale investments, carried at cost less impairment	0	310	0	0	0	310	310
Other non-current financial assets	0	0	110	68	0	178	167
Accounts receivable	0	0	0	6 556	0	6 556	6 556
Other current financial assets	0	0	168	60	0	228	228
Investments at fair value through profit and loss, liquid assets	0	0	700	0	0	700	700
Available-for-sale investments, publicly quoted equity shares	52	0	0	0	0	52	52
Available-for-sale investments, liquid assets carried at fair value	2 391	0	0	0	0	2 391	2 391
Cash and cash equivalents carried at fair value	9 343	0	0	0	0	9 343	9 343
Total financial assets	11 786	1 099	978	6 684	0	20 547	20 536
Long-term interest-bearing liabilities	0	0	0	0	3 995	3 995	4 130
Current portion of interest-bearing liabilities	0	0	0	0	4	4	4
Short-term borrowing	0	0	0	0	241	241	241
Other financial liabilities	0	0	306	0	34	340	340
Accounts payable	0	0	0	0	3 483	3 483	3 483
Total financial liabilities	0	0	306	0	7 757	8 063	8 198

Items included in the following table are measured at fair value on a recurring basis.

	Instruments with quoted prices in active markets	Valuation technique using observable data	Valuation technique using non-observable data
At March 31, 2016, EUR million	(Level 1)	(Level 2)	(Level 3)	Total
Available-for-sale investments, carried at fair value	159	0	629	788
Other current financial assets, derivatives	0	168	0	168
Investments at fair value through profit and loss	700	110	0	810
Available-for-sale investments, publicly quoted equity shares	52	0	0	52
Available-for-sale investments, liquid assets carried at fair value	2 379	11	0	2 390
Cash and cash equivalents carried at fair value	9 343	0	0	9 343
Total assets	12 633	289	629	13 551
Other financial liabilities, derivatives	0	285	21	306
Total liabilities	0	285	21	306

	Carrying amounts						Fair value (1)
At December 31, 2015, EUR million	Current available-for- sale financial assets	Non-current available-for- sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total	Total
Available-for-sale investments, carried at fair value	0	703	0	0	0	703	703
Available-for-sale investments, carried at cost less impairment	0	285	0	0	0	285	285
Other non-current financial assets	0	0	0	49	0	49	39
Accounts receivable	0	0	0	3 913	0	3 913	3 913
Other current financial assets	0	0	96	32	0	128	128
Investments at fair value through profit and loss, liquid assets	0	0	687	0	0	687	687
Available-for-sale investments, publicly quoted equity shares	0	16	0	0	0	16	16
Available-for-sale investments, liquid assets carried at fair value	2 167	0	0	0	0	2 167	2 167
Cash and cash equivalents carried at fair value	6 995	0	0	0	0	6 995	6 995
Total financial assets	9 162	1 004	783	3 994	0	14 943	14 933
Long-term interest-bearing liabilities	0	0	0	0	2 023	2 023	2 100
Current portion of interest-bearing liabilities	0	0	0	0	1	1	1
Short-term borrowing	0	0	0	0	50	50	50
Other financial liabilities	0	0	113	0	8	121	121
Accounts payable	0	0	0	0	1 910	1 910	1 910
Total financial liabilities	0	0	113	0	3 992	4 105	4 182

(1) For items not carried at fair value the following fair value measurement methods are used. The fair value is set to carrying amount for available-for-sale investments carried at cost less impairment for which no reliable fair value has been possible to estimate. These assets are tested for impairment annually using a discounted cash flow analysis. The fair value of loan receivables and payables is estimated based on discounted cash flow method or current market values of similar instruments (level 2). The fair values of long-term interest bearing liabilities are based on discounted cash flow analysis (level 2) or quoted prices (level 1). The fair value is estimated to be equal to the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity.

Items included in the following table are measured at fair value on a recurring basis.

At December 31, 2015, EUR million	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non- observable data (Level 3)	Total
Available-for-sale investments, carried at fair value	1	14	688	703
Other current financial assets, derivatives	0	96	0	96
Investments at fair value through profit and loss	687	0	0	687
Available-for-sale investments, publicly quoted equity shares	16	0	0	16
Available-for-sale investments, liquid assets carried at fair value	2 156	11	0	2 167
Cash and cash equivalents carried at fair value	6 995	0	0	6 995
Total assets	9 855	121	688	10 664
Other financial liabilities, derivatives	0	113	0	113
Total liabilities	0	113	0	113

Level 3 includes a large number of investments in unlisted equities and unlisted venture funds, including investments managed by Nokia Growth Partners specializing in growth-stage investing and by BlueRun Ventures focusing on early stage opportunities. Within level 3 fair value is determined by using one or more valuation techniques, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of estimated future cash flows. For unlisted venture funds the selection of appropriate valuation techniques by the fund managing partner may be affected by the availability and reliability of relevant inputs. In some cases, one valuation technique may provide the best indication of fair value while in other circumstances, multiple valuation techniques may be appropriate.

The inputs generally considered in determining the fair value include the original transaction price, recent transactions in the same or similar instruments, completed or pending third-party transactions in the underlying investment or comparable issuers, subsequent rounds of financing, recapitalizations or other transactions undertaken by the issuer, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors. Level 3 investments are valued on a quarterly basis taking into consideration any changes, projections and assumptions, as well as any changes in economic and other relevant conditions. The fair value may be adjusted to reflect illiquidity and/or non-transferability, with the amount of such discount estimated by the managing partner in the absence of market information. Assumptions used by the managing partner due to the lack of observable inputs may impact the resulting fair value of individual investments, but no individual input has a significant impact on the total fair value of Nokia’s level 3 investments. The following table shows a reconciliation of the opening and closing balances of Level 3 financial assets and liabilities:

EUR million	Level 3 Financial Assets and Liabilities
Balance at December 31, 2015	688
Net gains in income statement	11
Net loss recorded in other comprehensive income	(51)
Acquisitions through business combination	(14)
Purchases	8
Sales	(26)
Other movements	(8)
Balance at March 31, 2016	608

The gains and losses from financial assets and liabilities categorized in level 3 are included in other operating income and expenses in cases where the investment and disposal objectives for these investments are business driven. In other cases the gains and losses are included in financial income and expenses. A net gain of EUR 0 million (net gain of EUR 4 million in 2015) related to level 3 financial instruments held at March 31, 2016, was included in the profit and loss during the first quarter of 2016.

11. PROVISIONS, NOKIA, reported (unaudited)

EUR million	Restructuring	Divestment related	Warranty	Project losses	Litigation	Environmental liabilities	Material liability	Other	Total
At January 1, 2015	247	137	117	107	68	16	24	157	873
Translation differences	2	3	3	0	(2)	0	0	11	17
Reclassification	(3)	0	0	0	3	0	0	2	2
Charged to income statement	(2)	6	2	(5)	2	0	5	9	17
Additional provisions	2	7	7	3	3	0	8	15	45
Changes in estimates	(4)	(1)	(5)	(8)	(1)	0	(3)	(6)	(28)
Utilized during period	(36)	(4)	(9)	(6)	(1)	0	(6)	(17)	(79)
At March 31, 2015	208	142	113	96	70	16	23	162	830

At January 1, 2016	194	129	94	62	69	16	29	132	725
Acquisitions through business combinations	291	14	135	151	66	84	31	368	1 140
Translation differences	(2)	0	(5)	(4)	0	(3)	(1)	(5)	(20)
Reclassification (1)	(3)	0	4	2	4	0	1	(23)	(15)
Charged to income statement	20	(3)	20	11	2	6	28	40	124
Additional provisions	36	0	28	26	5	6	33	55	189
Changes in estimates	(16)	(3)	(8)	(15)	(3)	0	(5)	(15)	(65)
Utilized during period	(120)	(2)	(40)	(62)	(5)	(5)	(5)	(60)	(299)
At March 31, 2016	380	138	208	160	136	98	83	452	1 655

(1) The reclassification from restructuring consists of EUR 4 million to litigation to better reflect the nature of these items. The reclassification of EUR 23 million from other provisions consists of EUR 4 million to warranty, EUR 2 million to project losses and EUR 17 million to accrued expenses.

All other material contingencies and off-balance sheet arrangements are disclosed in note 28, Provisions, of our Annual Report on Form 20-F for 2015 and section “Operating and financial review and prospects—Liquidity and capital resources” on page 58 of our Annual Report on Form 20-F for 2015, respectively.

12. COMMITMENTS AND CONTINGENCIES, NOKIA, reported (unaudited)

EUR million	March 31, 2016	March 31, 2015	December 31, 2015
Collateral for own commitments
Assets pledged	7	10	7
Contingent liabilities on behalf of Group companies (1)
Guarantees issued by financial institutions	2 190	477	398
Other guarantees	867	142	129
Contingent liabilities on behalf of associated companies and joint ventures
Financial guarantees	11	15	15
Contingent liabilities on behalf of other companies
Financial guarantees	5	6	6
Other guarantees	129	167	137
Leasing obligations	979	613	476
Financing commitments
Customer finance commitments	144	175	180
Venture fund commitments (2)	532	293	230

The amounts above represent the maximum principal amount of commitments and contingencies.

(1) In contingent liabilities on behalf of Group companies Nokia reports guarantees that have been given to third parties in the normal course of business. These are mainly guarantees given to Nokia’s customers for the performance of Nokia’s obligations under supply agreements, including tender bonds, performance bonds, and warranty bonds issued by financial institutions on behalf of Nokia. Additionally Nokia has issued corporate guarantees with primary obligation given directly to customers. These guarantees have been issued by Nokia Corporation for 69 million (85 million at 31.3.2015 and 74 million at 31.12.2015) as well as by certain Alcatel-Lucent entities for 2 063 million. In Other guarantees Nokia reports guarantees related to non-commercial contracts that support Nokia’s business activities. As a result of internal policies and active management of outstanding guarantee exposure, Nokia has not been subject to any material guarantee claims during recent years.

(2) On February 21, 2016, Nokia Growth Partners announced the closing of a new USD 350 million fund for investments in Internet of Things (IoT) companies. The fund is sponsored by Nokia and will serve to identify new opportunities to grow the ecosystem in IoT solutions. The fund IV commitment brings NGP’s total assets under management to over USD 1 billion, including USD 500 million available for new investments.

13. RELATED PARTY TRANSACTIONS, NOKIA, reported (unaudited)

Significant related party transactions with associated companies and joint ventures for the three months ended March 31, 2016 include Share of results of associated companies and joint ventures of EUR 2 million income (EUR 19 million income in Q1 2015) and Purchases from associated companies and joint ventures of EUR 57 million (EUR 74 million in Q1 2015).

Transactions and balances with companies over which Nokia exercises control are eliminated on consolidation. Refer to note 1, Accounting principles and note 33, Principal Group companies, of our Annual Report on Form 20-F for 2015.

Nokia has related party transactions with a pension fund and the management and the Board of Directors. There have been no significant changes to related party transactions with the pension fund.

On January 8, 2016, Nokia confirmed the composition of the new Board of Directors and Group Leadership Team (GLT). The GLT continues to be chaired by Nokia’s President and CEO, Rajeev Suri, and comprises of 13 members: the President and CEO, five business group leaders and seven unit leaders. Total GLT compensation has increased from 2015 following the increase in the number of GLT members.

14. INTEREST-BEARING LIABILITIES, NOKIA, reported (unaudited)

					Carrying amount (EUR million)	Carrying amount (EUR	Carrying amount (EUR million)
Issuer/Borrower	Instrument	Currency	Nominal (million)	Final maturity	March 31, 2016	million) March 31, 2015	December 31, 2015
Nokia Corporation	Revolving Credit Facility (1)	EUR	1 500	June 2018	0	0	0
Nokia Corporation	6.625% Senior Notes	USD	500	May 2039	455	478	467
Alcatel-Lucent USA Inc.	6.45% Senior Notes	USD	1 360	March 2029	1 209	0	0
Alcatel-Lucent USA Inc.	6.5% Senior Notes	USD	300	January 2028	265	0	0
Alcatel-Lucent S.A.	0.125% OCEANE Convertible Bond	EUR	110	January 2020	105	0	0
Nokia Corporation	5.375% Senior Notes	USD	1 000	May 2019	913	960	940
Nokia Corporation	6.75% Senior Notes	EUR	500	February 2019	537	546	539
Alcatel-Lucent S.A.	0% OCEANE Convertible Bond	EUR	367	January 2019	356	0	0
Nokia Corporation	5% Convertible Bond (2)	EUR	750	October 2017	0	699	0
Nokia Corporation and various subsidiaries	Other liabilities (3)				400	161	128
Total					4 240	2 844	2 074

(1) In June 2015 Nokia refinanced its undrawn EUR 1 500 million Revolving Credit Facility maturing in March 2016 with new similar size Facility maturing in June 2018. The new facility has two one year extension options, no financial covenants and it remains undrawn.

(2) In November 2015, Nokia exercised its option to redeem EUR 750 million convertible bonds at their principal amount outstanding plus accrued interest. Virtually all bondholders elected to convert their convertible bonds into Nokia shares before redemption.

(3) This line includes liabilities related to French R&D tax credits (i.e. “Crédits d’Impôt Recherche”) of EUR 211 million (EUR 0 million at March 31, 2015 and at December 31, 2015) that have been sold to banks on a recourse basis and hence not derecognized from the consolidated statement of financial position.

In January 2016, Alcatel-Lucent S.A. repaid its EUR 190 million 8.50% senior notes. In February, 2016, Alcatel-Lucent USA Inc. redeemed its USD 650 million 4.625% notes due July 2017, USD 500 million 8.875% notes due January 2020 and USD 700 million 6.750% notes due November 2020 in accordance with their respective terms and conditions. In February 2016, Alcatel-Lucent S.A. terminated its EUR 504 million revolving credit facility. In March 2016, the Alcatel-Lucent Submarine Networks’ credit facility of EUR 74 million was repaid.

In total 211 579 445 OCEANE 2018 convertible bonds, 57 852 372 OCEANE 2019 convertible bonds and 72 783 038 OCEANE 2020 convertible bonds, with nominal amounts of EUR 381 million, EUR 238 million and EUR 293 million respectively, were tendered in the French and U.S. offers for exchange into Nokia shares and converted to Alcatel-Lucent shares by Nokia following the settlement of Reopened Offer in February 2016. As a result of conversion, less than 15% of the 2018 OCEANE convertible bonds remained outstanding and Nokia caused Alcatel-Lucent SA to redeem at par value, plus accrued interest all of the outstanding 2018 OCEANE convertible bonds pursuant to the terms and conditions of the bonds.

During January and February 2016 other bondholders have converted 19 981 014 OCEANE 2018 convertible bonds, 1 014 828 OCEANE 2019 convertible bonds and 5 010 000 OCEANE 2020 convertible bonds, with nominal amounts of EUR 36 million, EUR 4 million and EUR 20 million, respectively. Additionally certain bondholders exercised their right to put back 7 393 369 OCEANE 2019 convertible bonds and 1 751 000 OCEANE 2020 convertible bonds at par plus accrued interest for a cash consideration of EUR 30 million and EUR 7 million, respectively.

All of the remaining Nokia borrowings are senior unsecured and have no financial covenants.

15. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS, NOKIA, reported (unaudited)

EUR million	Q1’16	Q1’15	Q4’15
Adjustments for (1)
Depreciation and amortization	406	82	76
(Profit)/loss on sale of property, plant and equipment and available-for-sale investments	(12)	(2)	12
Income tax (benefit)/expense	(196)	61	97
Share of results of associated companies and joint ventures	(2)	(19)	(17)
Financial income and expenses	41	18	33
Transfer from hedging reserve to sales and cost of sales	12	19	8
Impairment charges	5	4	7
Gain on the sale of the HERE Business	(7)	0	(1 191)
Asset retirements	1	1	2
Share-based payment	15	10	13
Restructuring-related charges (2)	14	0	(18)
Working capital charges related to the Alcatel-Lucent purchase price allocation	613	0	0
Other income and expenses	6	16	(4)
Total	896	190	(982)
Change in net working capital
(Increase) in short-term receivables	(36)	(27)	(537)
(Increase)/decrease in inventories	(222)	5	168
(Decrease)/increase in interest-free short-term liabilities	(1 327)	(478)	103
Total	(1 585)	(500)	(266)

(1) Adjustments for continuing and discontinued operations.

(2) The adjustments for restructuring-related charges represent the non-cash portion of the restructuring-related charges recognized in the consolidated income statement.

16. SUBSEQUENT EVENTS, reported (unaudited)

On May 9, 2016 Nokia closed the acquisition of 107 775 949 Alcatel-Lucent shares from JPMorgan Chase Bank N.A., as depositary (the “Alcatel Depositary”), pursuant to the share purchase agreement announced on March 17, 2016. These shares represent Alcatel-Lucent shares that remained in the Alcatel-Lucent American depositary receipts program after the cancellation period and following the program’s termination on April 25, 2016. On May 10, 2016, Nokia expects to register with the Finnish Trade Register 59 276 772 new Nokia shares issued to the Alcatel Depositary in settlement of the transaction.

Following this transaction Nokia owns 94.64% of the share capital and 94.57% of the voting rights of Alcatel-Lucent, corresponding to 91.63% of the Alcatel-Lucent shares on a fully diluted basis.

Following the registration, the total number of Nokia shares equals 5 835 222 112. The shares carry the right to dividends and all other shareholder rights as of the registration date.

Planned acquisition of Withings

On April 26, 2016 Nokia announced plans to acquire Withings S.A., a pioneer and leader in the connected health revolution. Withings is headquartered in France, with approximately 200 employees across its locations in Paris, France, Cambridge, US and Hong Kong. Withings will be part of Nokia’s Technologies business. The planned transaction values Withings at EUR 170 million and would be settled in cash and is expected to close in early Q3 2016 subject to regulatory approvals and customary closing conditions.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate Alcatel Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel Lucent announced on April 15, 2015 and closed in early 2016; B) our ability to squeeze out the remaining Alcatel Lucent shareholders in a timely manner or at all to achieve full ownership of Alcatel Lucent; C) expectations, plans or benefits related to our strategies and growth management; D) expectations, plans or benefits related to future performance of our businesses; E) expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model, including the expected characteristics, business, organizational structure, management and operations following the acquisition of Alcatel Lucent; F) expectations regarding market developments, general economic conditions and structural changes; G) expectations and targets regarding financial performance, results, operating expenses, taxes, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in  connection with any such restructurings, investments, divestments and acquisitions; and L) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause such differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business or correctly identify or successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated business and operational benefits and synergies from the Alcatel Lucent transaction, including our ability to integrate Alcatel Lucent into our operations and within the timeframe targeted, and our ability to implement our organization and operational structure efficiently; 3) our ability to complete the purchases of the remaining outstanding Alcatel Lucent securities and realize the benefits of the public exchange offer for all outstanding Alcatel Lucent securities; 4) our dependence on general economic and market conditions and other developments in the economies where we operate; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the telecommunications industry; 6) our exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 7) our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 8) our dependence on a limited number of customers and large multi-year agreements; 9) Nokia

Technologies’ ability to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 10) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 11) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties; 12) our reliance on third-party solutions for data storage and the distribution of products and services, which expose us to risks relating to security, regulation and cybersecurity breaches; 13) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, the development and sales of products and services, as well as other business ventures which may not materialize as planned; 14) our exposure to legislative frameworks and jurisdictions that regulate fraud, economic trade sanctions and policies, and Alcatel Lucent’s previous and current involvement in anti-corruption allegations; 15) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 16) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 17) our ability to retain, motivate, develop and recruit appropriately skilled employees; 18) our ability to manage our manufacturing, service creation, delivery, logistics and supply chain processes, and the risk related to our geographically concentrated production sites; 19) the impact of unfavorable outcome of litigation, arbitration, agreement-related disputes or allegations of product liability associated with our businesses; 20) exchange rate fluctuations; 21) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 22) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings; 23) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 24) our ability to achieve targeted benefits from or successfully implement planned transactions, as well as the liabilities related thereto; 25) our involvement in joint ventures and jointly-managed companies; 26) performance failures by our partners or failure to agree to partnering arrangements with third parties; 27) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergy benefits after the acquisition of Alcatel Lucent; 28) adverse developments with respect to customer financing or extended payment terms we provide to customers; 29) the carrying amount of our goodwill may not be recoverable; 30) risks related to undersea infrastructure; 31) unexpected liabilities with respect to pension plans, insurance matters and employees; and 32) unexpected liabilities or issues with respect to the acquisition of Alcatel Lucent, including pension, postretirement, health and life insurance and other employee liabilities or higher than expected transaction costs as well as the risk factors specified on pages 69 to 87 of our annual report on Form 20-F filed on April 1, 2016 under “Operating and financial review and prospects—Risk factors”, as well as in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

These financial statements were authorized for issue by management on May 9, 2016.

Media and Investor Contacts:

Corporate Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com

•                  Nokia’s Annual General Meeting 2016 is scheduled to be held on June 16, 2016.

•                  Nokia plans to publish its second quarter 2016 results on August 4, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal